Exhibit 10.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of October 28, 2006

by and among

SCHNEIDER ELECTRIC SA,

TRIANON INC.

and

AMERICAN POWER CONVERSION CORPORATION

i

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

INDEX OF DEFINED TERMS

10-K Contracts	29
401K Plan	6
409A Authorities	19
Acquisition Proposal	36
Agreement	1
AJCA	19
Alternative Transaction	42
Antitrust Division	31
Antitrust Filings	11
applicable employee remuneration	19
Applicable Filed Company SEC Disclosures	13
Applicable Multiple	5
Audits	15
Closing	2
Closing Date	2
Code	4
Common Stock Price	1
Company	1
Company Adverse Recommendation Change	33
Company Benefit Agreement	17
Company Capital Stock	7
Company Certificates	3
Company Class A Common Stock	7
Company Common Stock	1
Company Disclosure Schedule	7
Company Financial Advisor	26
Company IP	23
Company Material Adverse Effect	7
Company Permits	14
Company Plan	17
Company Real Property	21
Company Regulatory Approvals	11
Company Representatives	34
Company Right	8
Company Rights Agreement	8
Company SEC Report	12
Company Shareholders’ Approval	10
Company Stock Plans	8
Confidentiality Agreement	34
Consents	11
Continuing Employees	38
Contracts	10
controlled corporation	16
Designated Representations	39
Dissenting Shareholders	1
Dissenting Shares	1
distributing corporation	16
Effective Time	1
Environmental Claim	22
Environmental Law	23
Environmental Permits	22
ERISA	17
ERISA Affiliate	17
ESPP	8
ESPP Price	5
Exchange Act	11
Existing Indemnification Provisions	37
FTC	31
GAAP	12
Governmental Authority	11
Grant Date	8
Hazardous Materials	23
HSR Act	11
IP Rights	24
Judgment	10
Law	10
Lease	21
Leased Real Property	21
Lien	10
listed transaction	16
Matching Period	35
Material Contract	24
materially modified	19
MBCA	1
Merger	1
Merger Filing	2
New York Courts	45
Nonqualified Deferred Compensation Plan	19
Non-U.S. Plan	20
Notice of Adverse Recommendation	33
Notice of Superior Proposal	35
off-balance sheet arrangement	13
Option	5
Owned Real Property	21
Parachute Gross Up Payment	19
Parent	1
Parent Material Adverse Effect	26
Parent Representatives	34
Participant	17
Paying Agent	3
PCBs	23
Pension Plan	17
Permits	11
plan or series of related transactions	16
Post-Closing Tax Period	16
Primary Company Executives	19
principal executive officer	12
principal financial officer	12

Proxy Statement	11
Recommendation	32
Release	23
Restricted Stock Unit	5
RoHS Directive	22
Scheme	8
SEC	11
Securities Act	12
SEHI	3
Shareholders’ Meeting	14
SOX	12
Subsidiary	1
Superior Proposal	36
Surviving Corporation	1
Tail Policy	37
Tax Return	15
Taxes	15
Termination Date	41
Termination Fee	42
to the knowledge of the Company	13
UK or Irish Plan	20
Voting Agreement	1
Voting Company Debt	9
WEEE Directive	22
Welfare Plan	17

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of October 28, 2006 (this “Agreement ”, is made and entered into by and among Schneider Electric SA, a company organized under the laws of France (“Parent”), Trianon Inc., a Massachusetts corporation and an indirect wholly owned subsidiary of Parent (“Subsidiary”), and American Power Conversion Corporation, a Massachusetts corporation (the “Company”).

BACKGROUND

WHEREAS, Parent, Subsidiary and the Company wish to provide for a merger of Subsidiary with and into the Company (the “Merger ”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Massachusetts Business Corporation Act (the “MBCA”), whereby all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” which term as used in this Agreement shall include the associated Company Rights, unless the context otherwise requires) issued and outstanding immediately prior to the Effective Time, other than (i) the shares of Company Common Stock owned directly or indirectly by Parent, Subsidiary or the Company and (ii) to the extent appraisal rights are available under the MBCA, any shares of Company Common Stock (“Dissenting Shares”) held by record holders or beneficial owners of shares of Company Common Stock who duly satisfy the applicable requirements of the MBCA for the exercise of appraisal rights and to obtain payment of the fair value for their shares (“Dissenting Shareholders”), will be converted into the right to receive $31.00 per share in cash (the “Common Stock Price”);

WHEREAS, the Board of Directors of Parent has approved, and the respective Boards of Directors of Subsidiary and the Company have adopted, this Agreement, and each has determined that the Merger is in the best interests of its corporation and shareholders;

WHEREAS, simultaneously with the execution of this Agreement, Parent has entered into a Voting Agreement dated as of the date of this Agreement (the “Voting Agreement”) with certain shareholders of the Company providing for the vote of their shares of Company Common Stock in favor of the Merger; and

WHEREAS, Parent, Subsidiary and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger,

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, in accordance with this Agreement and the MBCA, Subsidiary shall be merged with and into the Company. At the Effective Time, the separate existence of Subsidiary shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Effective Time of the Merger. The Merger shall become effective at the time (such time, the “Effective Time”) of the filing of articles of merger (in the form required by, and executed in accordance with, the relevant provisions of the MBCA) with the Secretary of State of the Commonwealth of Massachusetts in accordance with the MBCA (the “Merger Filing”). The Merger Filing shall be made simultaneously with or as soon as practicable following the Closing.

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the MBCA, including Section 11.07. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises, and all and every other interest of Subsidiary and the Company, shall vest in the Surviving Corporation, and all debts, liabilities and duties of Subsidiary and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Closing. Subject to the satisfaction or waiver of the conditions to the obligations of the parties to effect the Merger set forth in this Agreement, a closing to effectuate the consummation of the Merger (the “Closing”) shall take place at 10:00 a.m. local time on the third business day following the satisfaction or waiver of all the conditions set forth in Article VII (other than conditions which, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Clifford Chance US LLP, 31 West 52nd Street, New York, New York, or at such other time or place as Parent and the Company may agree. The date on which the Closing occurs is sometimes referred to in this Agreement as the “Closing Date.”

ARTICLE II

THE SURVIVING CORPORATION

Section 2.1 Articles of Organization. The articles of organization of the Company as in effect immediately prior to the Effective Time shall be amended in the Merger to be identical to the articles of organization of Subsidiary as in effect immediately prior to the Effective Time (except that the articles of organization shall provide that the name of the Surviving Corporation shall be the name of the Company) and, as so amended, shall be the articles of organization of the Surviving Corporation after the Effective Time until thereafter amended in accordance with applicable Law.

Section 2.2 Bylaws. The bylaws of Subsidiary as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation after the Effective Time until thereafter amended in accordance with applicable Law.

Section 2.3 Directors. From and after the Effective Time, the directors of the Surviving Corporation shall be the directors of Subsidiary immediately prior to the Effective Time and shall serve in accordance with the articles of organization and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

Section 2.4 Officers. From and after the Effective Time, the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time and such officers shall serve in accordance with the articles of organization and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

EFFECT OF THE MERGER ON THE STOCK OF THE CONSTITUENT

CORPORATIONS; SURRENDER OF CERTIFICATES

Section 3.1 Conversion of Company Common Stock in the Merger. At the Effective Time, by virtue of the Merger and without any further action on the part of any holder of any capital stock of Parent, Subsidiary or the Company:

(a) each previously issued share of Company Common Stock that remains outstanding immediately prior to the Effective Time, other than any shares required to be canceled pursuant to Section 3.1(b) and any Dissenting Shares, shall be converted into the right to receive the Common Stock Price, payable to the holder thereof, in each case without interest, upon surrender of the certificate formerly representing such shares of the Company Common Stock and such other documents as reasonably may be required in accordance with Section 3.3, and all such shares of Company Common Stock, when so converted, no longer shall be outstanding and automatically shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Common Stock Price per share therefor, without interest, upon the surrender of such certificate in accordance with Section 3.3 or to perfect any rights of appraisal as a holder of Dissenting Shares that such holder may have pursuant to the MBCA; and

(b) each share of Company Common Stock of the Company, if any, owned of record or beneficially, directly or indirectly, by Parent or Subsidiary or held in treasury by the Company immediately prior to the Effective Time (other than shares held in a fiduciary capacity for the benefit of any person or persons other than the Company) automatically shall be canceled and retired and shall cease to exist and no cash or other consideration shall be delivered or deliverable in exchange therefor.

Section 3.2 Conversion of Subsidiary Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent or Parent’s wholly owned subsidiary, Schneider Electric Holdings Inc. (“SEHI”), as the sole shareholder of Subsidiary, each issued and outstanding share of common stock, no par value per share, of Subsidiary that is issued and outstanding prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 3.3 Surrender and Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”). Parent agrees to deposit, or cause one or more of its subsidiaries, which may include the Surviving Corporation, to deposit, with the Paying Agent cash necessary from time to time, as and when needed, to make the payments pursuant to Sections 3.1(a) and 3.6 on a timely basis. The funds so deposited with the Paying Agent shall be held by the Paying Agent and applied by it in accordance with this Section 3.3 and Section 3.6.

(b) As soon as practicable following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Company Certificates”), whose shares were converted into the right to receive the Common Stock Price pursuant to Section 3.1(a), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon actual delivery of the Company Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent reasonably may specify), and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the Common Stock Price. Upon delivery to the Paying Agent of a Company Certificate, a duly executed letter of transmittal and such other documents specified in the instructions for use referred to above as the Paying Agent reasonably shall require, the holder of such Company Certificates shall be entitled promptly to receive in exchange therefor the Common Stock Price for each share of Company Common Stock formerly represented thereby, in accordance with Section 3.1(a), and the Company Certificates so surrendered shall be canceled. If a transfer of ownership of shares of Company Common Stock has occurred but has not been registered in the transfer records of the Company, a check representing the proper amount of Common Stock Price may be issued to the transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Paying Agent accompanied by all documents and endorsements required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as provided in this Section 3.3, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Common Stock Price for each share of Company Common Stock represented thereby. No interest will be paid or accrue on any amounts payable upon surrender of any Company Certificate.

(c) Promptly following the date that is one year after the Effective Time, the Paying Agent shall deliver to Parent all cash and any documents in its possession relating to the transactions described in this Agreement, and the Paying Agent’s duties shall terminate. Thereafter, each holder of a Company Certificate may surrender such Company Certificate to the Surviving Corporation or Parent and (subject to applicable abandoned property, escheat or other similar Laws) receive in exchange therefor the Common Stock Price, payable upon due surrender of the Company Certificate without any interest thereon. Notwithstanding the foregoing, none of the Paying Agent, Parent, Subsidiary, the Company or the Surviving Corporation shall be liable to a holder of shares of Company Common Stock for any amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Laws. If any Company Certificate shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Common Stock Price for each share of Company Common Stock represented thereby would otherwise escheat to or become the property of any Governmental Authority), the Common Stock Price represented thereby shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(d) If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Common Stock Price deliverable in respect thereof determined in accordance with this Article III; provided, however, that Parent or the Paying Agent may, in its discretion, require the delivery of a reasonable indemnity or bond against any claim that may be made against the Surviving Corporation with respect to such Company Certificate or ownership thereof.

Section 3.4 Tax Withholding. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of shares of Company Common Stock or of Options such amounts as Parent or the Surviving Corporation is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other provision of federal, state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or the Surviving Corporation, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock or Options in respect of which such deduction and withholding was made by Parent or the Surviving Corporation.

Section 3.5 Closing of the Company’s Transfer Books. At and after the Effective Time, holders of Company Certificates shall cease to have any rights as shareholders of the Company, and the Company Share Certificates shall represent solely the right to receive the Common Stock Price pursuant to Section 3.1, without interest. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall thereafter be made. If, after the Effective Time, subject to the terms and conditions of this Agreement, Company Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation, they shall be canceled and exchanged for the Common Stock Price in accordance with this Article III.

Section 3.6 Options; Restricted Stock Units .

(a) As of the Effective Time, each option, warrant or other similar right (other than Restricted Stock Units, which are addressed in paragraph (b) of this Section 3.6 and rights under the ESPP, which are addressed in paragraph (c) of this Section 3.6) to acquire shares of Company Common Stock (each an “Option”) that then remains outstanding immediately prior to the Effective Time and originally was granted under any Company Plan or otherwise, whether or not then vested or exercisable, automatically shall be terminated at the Effective Time the holder thereof shall then become entitled to receive, in full satisfaction of such Option, promptly after the Effective Time, an amount in cash equal to the product of (x) the excess, if any, of the Common Stock Price over the applicable exercise price of such Option and (y) the number (determined without reference to vesting requirements or other limitations on exercisability) of shares of Company Common Stock issuable upon exercise of such Option.

(b) As of the Effective Time, each issued and outstanding restricted stock unit outstanding immediately prior to the Effective Time (whether vested or unvested) granted under any Company Plan (or otherwise (each a “Restricted Stock Unit”) shall be terminated and the holder thereof shall then become entitled to receive promptly after the Effective Time, in full satisfaction of such Restricted Stock Unit, an amount in cash equal to the Common Stock Price payable with respect to the number of shares of Company Common Stock then underlying such Restricted Stock Unit.

(c) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee of the Board of Directors of the Company administering the ESPP), shall adopt such resolutions or take such other actions as may be required to provide that with respect to the ESPP (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement, (ii) no offering or purchase period shall be commenced after the date of this Agreement, (iii) each participant’s right to purchase shares of Company Common Stock under the ESPP outstanding immediately prior to the Effective Time shall terminate on the day immediately prior to the day on which the Effective Time occurs, in exchange for a cash payment equal to the excess of (a) the Common Stock Price over (b) the ESPP Price, multiplied by the Applicable Multiple and (iv) the ESPP shall terminate (a) immediately following such termination of rights or (b) if the purchase period in effect on the date of the Agreement ends prior to the Effective Time, shall terminate immediately prior to the Effective Time. For these purposes, (i) the term “Applicable Multiple” means a number equal to the number of shares of Company Common Stock that, subject to a maximum of 1,500 shares of Company Common Stock and the limitations of Section 423(b)(c) of the Code, could be purchased at the ESPP Price with such participant’s accumulated payroll deductions existing as of immediately prior to the Effective Time and (ii) the term “ESPP Price” shall mean an amount equal to 85% of the average market price per share of the Company Common Stock on the first business day of the offering period applicable to such right under the ESPP (rounded up to the nearest cent).

(d) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate and as applicable, any committee of the Board of Directors of the Company administering the Company Consolidated 401K Plan and any trusts thereunder (collectively, the “401K Plan ”)), shall adopt such resolutions or take such other actions as may be required to provide that other than with respect to rights under the ESPP relating to the purchase period ending October 31, 2006 no shares of Company Common Stock may be newly issued by the Company pursuant to, under or to (i) the 401K Plan and (ii) rights under the ESPP (although, for the avoidance of doubt, the Company may make contributions to participant accounts under the 401K Plan in, and rights under the ESPP may be exercised for, shares of Company Common Stock that (A) were issued by the Company prior to the date hereof and (B) the Company acquired or acquires from third parties).

(e) All amounts payable to holders of the Options, Restricted Stock Units and rights under the ESPP pursuant to Section 3.6 shall be subject to any required withholding or deduction of Taxes and shall be paid without interest.

(f) The Company shall ensure that following the Effective Time, no holder of an Option, Restricted Stock Unit or right under the ESPP (or former holder of an Option, Restricted Stock Unit or right under the ESPP) or any current or former participant in any Company Stock Plan, Company Plan or Company Benefit Agreement shall have any right thereunder to acquire any capital stock of the Company, the Surviving Corporation or their Subsidiaries or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(g) Prior to the Effective Time, the Company will obtain all consents and make all amendments, if any, to the terms of the Company Plans and each outstanding award agreement issued pursuant to the Company Plans, as applicable, that are necessary to give effect to the provisions of this Section 3.6. Parent shall direct the Paying Agent to make the payments required under this Section 3.6 at or as promptly as practicable following the Effective Time.

Section 3.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any Dissenting Shares held by a Dissenting Shareholder shall not be converted into the Common Stock Price but shall become the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the MBCA; provided, however, that each share of Company Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who, after the Effective Time, withdraws his demand or fails to perfect or otherwise loses his right of appraisal, pursuant to the MBCA, shall be deemed to be converted as of the Effective Time into the right to receive the Common Stock Price, without interest.

(b) The Company shall give Parent (i) notice of any demands for appraisal pursuant to the applicable provisions of the MBCA received by the Company, withdrawals of such demands and any other instruments served pursuant to the MBCA and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the MBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands for appraisal, or settle, or offer to settle, or agree to do any of the foregoing.

Section 3.8 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Subsidiary that, except as set forth in the disclosure schedule (with specific reference to the relevant Sections of the representations and warranties or covenants in this Agreement or disclosure in such a way to make its relevance to the information called for by the representations and warranties or covenants reasonably apparent) delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule “):

Section 4.1 Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and has all requisite corporate power and authority to own, lease or otherwise hold its assets and properties and to carry on its business as it is now being conducted. The Company is qualified to transact business and is in good standing (with respect to jurisdictions that recognize the concept) in each jurisdiction in which the properties owned, licensed, used, leased and operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As used in this Agreement, a “Company Material Adverse Effect “ means any event, circumstance, change or effect that (i) has a material adverse effect on or materially delays the Company’s ability to consummate the Merger or the other transactions contemplated by this Agreement or otherwise perform its obligations under this Agreement; or (ii) has a material adverse effect on the business, assets or condition (financial or otherwise) or results of operations of the Company and the subsidiaries of the Company (each a “Company Subsidiary”), taken as a whole, other than effects in the case of this clause (ii), due to (A) general economic or market conditions to the extent not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, (B) matters generally affecting the industries or market sectors in which the Company operates to the extent not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, (C) the announcement of the transactions contemplated by this Agreement (including any impact of the announcement of the transactions contemplated by this Agreement on relationships with customers or employees), (D) any restrictions imposed on the Company pursuant to Section 6.1 of this Agreement to the extent the Company has requested consent to take a prohibited action and Parent does not provide the requested consent, (E) changes in Law to the extent not disproportionately affecting the Company and the Company Subsidiaries, taken as a whole, (F) changes in generally accepted accounting principles by the Financial Accounting Standards Board, the SEC or any other applicable regulatory body, (G) acts of war or terrorism that do not directly affect the assets or properties of, or customers served by, the Company or any Company Subsidiary, (H) fluctuations in the share price of the Company Common Stock or (I) the failure to meet analyst projections. The Company has made available to Parent and Subsidiary complete and correct copies of the articles of organization and bylaws of the Company as in effect on the date of this Agreement.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists solely of 450,000,000 shares of Company Common Stock and 250,000 shares of Class A common stock, par value $0.01 per share (“Company Class A Common Stock” and together with the Company Common Stock, “Company Capital Stock”). As of the close of business on October 26, 2006, (i) 189,940,374 shares of Company Common Stock were issued and outstanding, all of which were duly and validly issued and are fully paid, nonassessable and free of preemptive rights and each of which also entitles the holder to one right (a “Company Right”) issued pursuant to the Rights Agreement, dated as of September 2, 1999, between the Company and Computershare Trust Company, N.A., the successor to BankBoston, N.A., as rights agent (the “Company Rights Agreement”); (ii) no shares of Company Class A Common Stock were issued and outstanding; (iii) no shares of Company Common Stock were held in the treasury of the Company; (iv) 11,580,025 shares of Company Common Stock were reserved and available for issuance pursuant to the Company’s 1987 Stock Option Plan, 1993 Non-Employee Director Stock Option Plan, 1997 Non-Employee Director Stock Option Plan, 1997 Stock Option Plan, as amended, 2004 Long-Term Incentive Plan, Amended and Restated 1997 Employee Stock Purchase Plan (the “ESPP”) and the American Power Conversion Corporation (A.P.C.) BV Profit Sharing Scheme (the “Scheme”) (such plans, collectively, the “Company Stock Plans”); (v) Options granted under the Company Stock Plans (other than the ESPP) with respect to 10,586,345 shares of Company Common Stock were issued and outstanding; and (vi) 1,148,332 Restricted Stock Units granted under the Company Stock Plans were issued and outstanding. No shares of the Company Common Stock have been contributed to the Scheme since December 31, 2003. Except as set forth above, at the close of business on October 26, 2006, no shares of capital stock or other voting securities or equity interests of the Company were issued, reserved for issuance or outstanding.

(b) Section 4.2(b) of the Company Disclosure Schedule contains a complete and correct list setting forth, as of October 26, 2006, (i) the number of Options outstanding, the number of shares of Company Common Stock (or other stock) subject thereto, the Company Stock Plan under which such Options were granted, the grant dates, grant prices and vesting schedules thereof and the names of the holders thereof and the aggregate number of Options outstanding and the weighted average exercise price for all outstanding Options and (ii) the number of Restricted Stock Units outstanding, the number of shares of Company Common Stock (or other stock) subject thereto, the grant dates, and vesting schedules thereof and the names of the holders thereof. All outstanding shares of Company Common Stock in respect of which the Company has a right under specified circumstances to repurchase such shares at a fixed purchase price, Options and Restricted Stock Units are evidenced by stock option agreements, restricted stock unit award agreements or other award agreements. Each grant of an Option was duly authorized no later than the date on which the grant of such Option was by its terms to be effective (the “Grant Date” ) by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, each such grant was made in accordance with the terms of the applicable compensation plan or arrangement of the Company, the Exchange Act and all other applicable Laws and regulatory rules or requirements, including the rules of the Nasdaq National Market, the per share exercise price of each Option was equal to the fair market value of a share of Company Common Stock on the applicable Grant Date and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports in accordance with the Exchange Act and all other applicable Laws. The Company has not knowingly granted, and there is no and has been no Company policy or practice to grant, Options prior to, or otherwise coordinate the grant of Options with, the release or other public announcement of material information regarding the Company or any Company Subsidiary or their financial results or prospects. Each Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. As of the close of business on October 26, 2006, there were outstanding Options to purchase 10,530,745 shares of Company Common Stock with exercise prices on a per share basis lower than the Common Stock Price, and the weighted average exercise price of such Options was equal to $15.88. 71,798 shares of Company Common Stock were subject to outstanding rights under the ESPP based on payroll information for the period ending October 31, 2006 (assuming the fair market value per share of Company Common Stock on the first day of the offering period in effect under the ESPP on the date of this Agreement was equal to the Common

Stock Price and that payroll deductions continue at the current rate). Each Option, Restricted Stock Unit and right under the ESPP may be, or will be amended to be, treated at the Effective Time as set forth in Section 3.6. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Options, Restricted Share Units or rights under the ESPP will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having a right to vote) on any matters on which holders of the Company Capital Stock or holders of capital stock of a Company Subsidiary may vote (“Voting Company Debt ”) are authorized, issued or outstanding.

(d) Except for the Options, Restricted Stock Units and rights under the ESPP or the Scheme described in Section 4.2(a), (i) there are no outstanding shares of Company Capital Stock subject to vesting or restrictions on transfer imposed by the Company, stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of Company Common Stock on a deferred basis or other rights (other than the Options, Restricted Stock Units and rights under the ESPP) that are linked to the value of Company Capital Stock and (ii) there are no outstanding subscriptions, options, calls, contracts, scrip, commitments, understandings, restrictions, arrangements, rights, warrants, stock appreciation or other rights (contingent or other), including “phantom” stock rights, equity-based rights or interests or preemptive rights, or rights of conversion or exchange under any outstanding security, instrument or other agreement, obligating the Company or any Company Subsidiary to issue, deliver or sell, redeem or repurchase, or cause to be issued, delivered or sold or repurchased, additional shares of the capital stock of the Company or other voting securities or other equity interests in, or any security convertible or exercisable for or exchangeable into any shares of capital stock, other voting securities or other equity interests in, the Company or of any Company Subsidiary or any Voting Company Debt or obligating the Company or any Company Subsidiary to grant, extend or enter into any such agreement or commitment or providing for any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any Company Subsidiary or providing for any economic benefit or right similar and there is no commitment of the Company or any Company Subsidiary to distribute to holders of any class of its capital stock, any dividends, distributions, evidences of indebtedness or assets. There are no voting trusts, proxies or other agreements or understandings to which the Company or any Company Subsidiary is a party or is bound with respect to the voting of any shares of capital stock of the Company or any Company Subsidiary and no shares of capital stock of the Company or any Company Subsidiary are subject to transfer restrictions imposed by or with the knowledge, consent or approval of the Company, or other similar arrangements imposed by or with the knowledge, consent or approval of the Company, except for restrictions on transfer imposed by the Securities Act and state securities Laws. The Company Common Stock constitutes the only class of equity securities of Company or the Company Subsidiaries registered or required to be registered under the Exchange Act.

Section 4.3 Ownership Interests in Other Entities. Section 4.3 of the Company Disclosure Schedule sets forth the name and the state or jurisdiction of organization of each Company Subsidiary and, except for minority and other nominee interests held in Company Subsidiaries to satisfy requirements under applicable Laws (with each such Company Subsidiary being designated as such in Section 4.3 of the Company Disclosure Schedule), the Company does not own less than 100% of the relevant Company Subsidiary. The principal line or lines of business conducted by each Company Subsidiary are not different from the core lines of business of the Company. The only Company Subsidiaries are those listed in Section 4.3 of the Company Disclosure Schedule. Except for shares of, or ownership interests in, the Company Subsidiaries, the Company does not own of record or beneficially, directly or indirectly, (i) any shares of outstanding capital stock or securities convertible into or exchangeable or exercisable for capital stock of any other corporation or (ii) any equity interest in any limited or unlimited liability company, partnership, joint venture or other business enterprise. Each Company Subsidiary is (x) a corporation, partnership, limited liability company or similar business entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept) under the Laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to own, lease and otherwise hold its properties and assets and to carry on its business as it is now being conducted and (y) qualified to transact business in each jurisdiction in which the properties owned, licensed, used, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except with respect to clause (y) where the failure to be so qualified, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All of the issued and outstanding shares of capital stock of, or other ownership interests in, each Company Subsidiary are validly issued, fully paid, nonassessable and free of preemptive or similar rights and are owned directly or indirectly by the Company free and clear of any Liens.

Section 4.4 Authority; Non-Contravention; Approvals.

(a) The Company has all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize the execution and delivery of this Agreement or, except for the approval of this Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Common Stock in accordance with the requirements of the MBCA (the “Company Shareholders’ Approval”), the consummation by the Company of the Merger and the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Subsidiary, constitutes a valid and legally binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by a court’s application of general equitable principles.

(b) The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with, or without notice or passage of time or both, would constitute a default) under, or result in a right of termination or acceleration under, result in any increased, additional, accelerated or guaranteed rights or entitlements of any person under or result in the creation of any lien, claim, mortgage, charge, security interest, right of first refusal or other encumbrance, third party claim or security interests of any kind or nature whatsoever (any of the foregoing, a “Lien” ) upon any of the properties or assets of the Company or any Company Subsidiary under any of the terms, conditions or provisions of (i) the Company’s articles of organization or bylaws; (ii) the organizational documents of any Company Subsidiary; (iii) any statute, law, ordinance, code, rule or regulation (collectively, “Law” ), judgment, decree, order, injunction or writ (“Judgment” ), permit or license of any court or Governmental Authority applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iv) any written note, bond, mortgage, indenture, deed of trust, loan, credit agreement, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement, of any kind (collectively, “Contracts” ) to which the Company or any Company Subsidiary is now a party or by which the Company or any Company Subsidiary or any of their respective properties or assets may be bound or affected; other than (in the case of clauses (iii) and (iv) above) any such violation, conflict, breach, default, termination, acceleration or creation of Liens that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except for (i) the filings by the Company required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any filings, notices and clearances required under the antitrust, competition or merger clearance Laws of any non-U.S. jurisdiction (together with the filings required under the HSR Act, the “Antitrust Filings”) (ii) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (as amended and supplemented, the “Proxy Statement”) and related proxy materials to be used in soliciting the Company Shareholders’ Approval and the filing of such other reports under and such other compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder as may be required in respect of this Agreement and the transactions contemplated hereby, (iii) the Merger Filing and (iv) compliance with the rules and regulations of the Nasdaq Stock Market (the filings and approvals referred to in clauses (i) through (iv) are sometimes collectively referred to in this Agreement as the “Company Regulatory Approvals”), no declaration, filing or registration with, or notice to, or permit (collectively, “Permits”) or authorization, consent, order, license, permit or approval (collectively, “Consents”) of, any federal, state, local, municipal or foreign government, whether national, regional or local, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasigovernmental authority (any of the foregoing, a “Governmental Authority”) is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals that, if not made or obtained, as the case may be, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company Shareholders’ Approval is the only vote of the holders of any class or series of shares or other securities of the Company necessary to approve the Merger, this Agreement and the transactions contemplated hereby.

(d) The Company has taken all action necessary to render the Rights Agreement inapplicable to the execution of this Agreement, the Voting Agreement and the consummation of the transactions contemplated by this Agreement such that none of the execution of this Agreement, the Voting Agreement, the consummation of the Merger or the consummation of the other transactions contemplated by this Agreement or the Voting Agreement will result in the grant of any rights to any person under the Rights Plan or enable or require any rights outstanding thereunder to be exercised, distributed or triggered. The Company’s Board of Directors has taken all action necessary to render Chapter 110F of the Massachusetts General Laws inapplicable to Parent and Subsidiary by reason of their entering into this Agreement or the Voting Agreement. No other action on the part of the Company or its Board of Directors is required under the MBCA, or under Chapters 110C, 110D or 110F of the Massachusetts General Laws or under any other provision of Law, for the Merger to be validly consummated as provided in this Agreement, except for such action as has been or will be timely taken. No other “fair price,” “moratorium,” “control share acquisition,” “business combination statute” (assuming the accuracy of Section 5.7) or other similar anti-takeover statute or regulation is, or at the Effective Time will be, applicable to the Parent, the Subsidiary, the Merger or the other transactions contemplated by this Agreement.

(e) The Board of Directors of the Company, by resolution duly adopted at a meeting duly called and held, and at which all directors other than one were present, has unanimously (i) adopted this Agreement, (ii) directed that this Agreement be submitted to the Company’s shareholders for their approval at a meeting of the shareholders, and (iii) resolved to recommend that the Company’s shareholders approve this Agreement.

Section 4.5 SEC Reports and Financial Statements.

(a) The Company has filed with the SEC all registration statements, reports, forms, schedules, proxy statements, information statements or other documents, including all amendments and supplements, required to be filed by the Company since January 1, 2003 (each a “Company SEC Report ”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act. As of its respective date, each Company SEC Report complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as applicable (including the applicable rules and regulations thereunder). As of their respective dates, the Company SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is, or has been at any time, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(b) Each of the financial statements (including the notes, if any, thereto) of the Company included in the Company SEC Reports complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, as in effect as of the dates of the respective filings thereof, has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) as in effect on the respective dates thereof applied on a basis consistent with prior periods (except as may be indicated therein or in the notes thereto or as may be permitted by the rules and regulations applicable to quarterly reports on Form 10-Q) and fairly presents in all material respects the consolidated financial position and results of operations and cash flows of the Company and its consolidated Company Subsidiaries as of the dates thereof and for the periods indicated (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the absence of certain footnote disclosures). Each of the “principal executive officer” of the Company and the “principal financial officer” of the Company (or each former “principal executive officer” of the Company and each former “principal financial officer” of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes Oxley Act of 2002 (“SOX”) and the rules and regulations promulgated by the SEC thereunder with respect to each Company SEC Report subject to that requirement, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(c) The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (a) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (b) that transactions are executed only in accordance with the authorization of management and (c) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets. Since January 1, 2003, the Company has not received notice from the SEC that any of its accounting policies or practices are the subject of any review, investigation or challenge except for comments furnished by the staff of the SEC in respect of Company SEC Reports that have been addressed or withdrawn. Since January 1, 2003, the Company has not received any written notification of any (x) ”significant deficiency” or (y) ”material weakness” in the Company’s internal controls. There is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(e) Except as set forth in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of Company Subsidiary is a party to or bound by any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC).

(f) A preliminary draft of the Company’s unaudited results of operations for the quarter ended September 24, 2006, which are scheduled to be publicly announced on November 2, 2006, are set forth in Section 4.5(f) of the Company Disclosure Schedule.

Section 4.6 Absence of Undisclosed Liabilities. Except as disclosed in the audited balance sheet (or in the notes thereto) of the Company as of December 31, 2005, neither the Company nor any Company Subsidiary has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2003, neither the Company nor any Company Subsidiary has been a party to any asset securitization transaction or “off-balance sheet arrangement” (as defined in Rule 303 of Regulation S-K promulgated under the Exchange Act). For purposes of this Agreement, “to the knowledge of the Company” means with respect to any matter in question the actual knowledge of the persons named in Section 4.6 of the Company Disclosure Schedule.

Section 4.7 Absence of Certain Changes or Events. From December 31, 2005 through the date of this Agreement, and except as disclosed in the Company SEC Reports filed before the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent that they are cautionary, predictive or forward looking in nature) (such disclosures, the “Applicable Filed Company SEC Disclosures ”), (a) neither the Company nor any Company Subsidiary has suffered or experienced any change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect; (b) the Company and the Company Subsidiaries have conducted their respective businesses only in the ordinary course consistent with past practice; (c) there has not occurred (i) any declaration, setting aside or payment of any dividend, or other distribution in cash, stock or property in respect of the capital stock of the Company (other than regular quarterly dividends in the amount of $0.10 per share), or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Company Subsidiary or any Voting Company Debt; (ii) any split, combination, subdivision or reclassification of any of the Company’s capital stock or issuance or authorization of issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; (iii) any amendment of any term of any outstanding security of the Company; (iv) any change by the Company or any Company Subsidiary in accounting principles, practices or methods (including for Tax purposes), except as required by the SEC, a change of Law or GAAP; (v) any material elections with respect to Taxes by the Company or any Company Subsidiary or settlement or compromise by the Company or any Company Subsidiary of any material Tax liability or refund; and (d) neither the Company nor any Company Subsidiary has (i) adopted, entered into, amended or terminated any

Company Plan or Company Benefit Agreement, or granted any loan to or, other than in the ordinary course of business, increased the compensation, bonus, perquisites, fringe or other benefits of, any Participant or paid any bonus to any Participant; (ii) accelerated the payment or vesting of benefits or amounts payable or to become payable under any Company Plan or Company Benefit Agreement or amended any Company Plan or Company Benefit Agreement in a manner such that the payment or vesting of compensation and benefits thereunder is accelerated; (iii) granted any Participant any right to receive any increase in any change of control, severance, retention or termination compensation or benefits; (iv) other than in the ordinary course of business, taken any action to fund or in any way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Company Plan or Company Benefit Agreement; or (v) materially changed any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan that is a Pension Plan or change the manner in which contributions to any Company Plan that is a Pension Plan are made or on the basis on which such contributions are determined.

Section 4.8 Litigation. Except as disclosed in the Applicable Filed Company SEC Disclosures, (i) there are no claims, suits, actions, investigations or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary or any of their respective assets, except for claims, suits, actions, investigations or proceedings that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and (ii) the Company is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority that prohibits the consummation of the Merger or the performance by the Company of its obligations under this Agreement. Since December 31, 2005, to the date of this Agreement, there have not been any investigations commenced or continuing by, or on behalf of, the Board of Directors of the Company, or any committee thereof, relating to any possible (i) accounting irregularities, inaccuracies or restatements, (ii) violations of Federal or state securities Laws or (iii) violations of any other Laws (including state corporate Laws).

Section 4.9 Information Supplied. The definitive Proxy Statement will not, on the date it is first mailed to the shareholders of the Company or at the time of the meeting of the Company’s shareholders to which the Proxy Statement relates (the “Shareholders’ Meeting”), contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading. The definitive Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information that may be supplied by or on behalf of Parent or Subsidiary and included in the Proxy Statement.

Section 4.10 Compliance with Laws; Permits. Except as disclosed in the Applicable Filed Company SEC Disclosures, the Company and each Company Subsidiary is in compliance with all Laws and Judgments applicable to it, its properties or other assets or its business or operations, except for such failures to be in compliance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, certificates, consents and approvals necessary to conduct their businesses as presently conducted and to own and operate their assets and properties (collectively, the “Company Permits”), except for such permits, licenses, franchises, variances, exemptions, orders, authorizations, certificates, consents and approvals the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries are not in violation of the terms of any Company Permit, except for such violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.10 does not apply to matters covered by Sections 4.12, 4.13, 4.14, 4.15, 4.16 or 4.17.

Section 4.11 Compliance with Agreements. Except as disclosed in the Applicable Filed Company SEC Disclosures, none of the Company, any Company Subsidiary, and to the knowledge of the Company, with respect to clause (iii) below, any other party thereto, are in breach or violation of or in default (nor, with respect to clause (iii) below, does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under), individually or in the aggregate, in the performance or observance of any term or provision of, and no event has occurred that, with or without lapse of time, notice or action by a third party, would result in a default on the part of the Company or any Company Subsidiary under (i) the Company’s articles of organization or bylaws, (ii) the comparable organizational instruments of any Company Subsidiary or (iii) any Contract to which the Company or any of the Company Subsidiaries is a party or by which any of them is bound or to which any of their properties or assets are subject, other than, in the case of clause (iii), such breaches, violations and defaults that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.12 Taxes.

(a) Each of the Company and the Company Subsidiaries has (i) duly filed with the appropriate Governmental Authorities all material Tax Returns required to be filed by it for all periods ending on or prior to the Effective Time, and (ii) duly paid in full or made adequate provision in accordance with GAAP for the payment of all material Taxes due, whether or not shown as due in such Tax Returns. For purposes of this Agreement, (i) ”Taxes” means all taxes, including income, gross receipts, excise, property (including transfer duties), sales, withholding, social security, occupation, use, service, license, payroll, franchise, transfer, value added and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any Governmental Authority, whether computed on a separate, consolidated, unitary, combined, or any other basis, and such term shall include any interest, fines, penalties or additional amounts of any interest in respect of any additions, fines or penalties attributable or imposed or with respect to any such taxes, charges, fees, levies or other assessments, and (ii) ”Tax Return” means any return, report or other document required to be supplied to a taxing authority in connection with Taxes.

(b) No federal, state, local or foreign audits, examinations, investigations or other administrative proceedings (collectively “Audits”) or court proceedings are presently pending or, to the knowledge of the Company, threatened in writing with regard to any Taxes owed or claimed to be owed by or on behalf of the Company or any Company Subsidiary, and (ii) all amounts finally determined to be owed from any Audit or court proceedings relating to Taxes of the Company or any Company Subsidiary have been paid.

(c) There are no Liens for Taxes upon the assets of the Company or any of the Company Subsidiaries other than (i) Liens for Taxes not yet due or (ii) Taxes being contested in good faith or reserved against in accordance with GAAP.

(d) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any other person which is not included in the Company’s consolidated United States Federal Tax Return (i) under Section 1.1502-6 of the Treasury Regulations; (ii) as a transferee or successor; (iii) by contract or (iv) otherwise. The Company has agreed not to make, nor is it required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method.

(e) There are no Tax sharing, indemnity and similar arrangements relating to the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary is, nor has at any time been, a United States real property holding company within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) With respect to the Company and each Company Subsidiary, there has been (i) no adjustment that, under section 481 of the Code (or similar provisions of foreign, state or local Tax Law), could reasonably be expected to have the effect of increasing the Tax liability of Company or any Company Subsidiary in any Tax period (or portion thereof) ending after the Effective Time (“Post-Closing Tax Period” ) and (ii) no agreement under section 7121 of the Code (or similar agreement entered into for federal, foreign, state or local Tax Law purposes) that could reasonably be expected to have the effect of increasing the Tax liability of the Company or any Company Subsidiary in any Post-Closing Tax Period.

(h) Neither the Company nor any Company Subsidiary has received any written assertion, or written threatened assertion, that the Company or any Company Subsidiary has or had a permanent establishment in any country other than the country in which it is incorporated or in which it maintains its principal place of business.

(i) There is no income or gain of the Company or any Company Subsidiary (including any predecessor of the Company or any Company Subsidiary) deferred pursuant to Treasury Regulation section 1.1502-13 (or any predecessor proposed, temporary or final regulation).

(j) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (i) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger or any of the other transactions contemplated by this Agreement.

(k) With respect to any positions taken on the Federal Income Tax Returns of the Company or the Company Subsidiaries that could give rise to a substantial understatement of Federal income Tax within the meaning of Section 6662 of the Code, the Company or the Company Subsidiaries (i) has disclosed such positions on the relevant Tax returns or (ii) had, at the time such positions were taken, substantial authority for such positions within the meaning of Section 6662 of the Code.

(l) Neither the Company nor any of the Company Subsidiaries has ever participated in any “listed transaction” , as defined in Treasury Regulation Section 1.6011-4(b), required to be reported in a disclosure statement pursuant to Treasury Regulation Section 1.6011-4(a).

Section 4.13 Employee Benefit Plans; ERISA.

(a) Set forth in Section 4.13(a) of the Company Disclosure Schedule is a complete and accurate list of each Company Plan and each Company Benefit Agreement. With respect to each material Company Plan and Company Benefit Agreement, the Company has made available to Parent a true, correct and complete copy of: (i) such Company Plan and Company Benefit Agreement (or in the case of any unwritten Company Plans, descriptions thereof); (ii) any current plan documents and amendments thereto (including any trust deeds, rules and other governing documentation and including any schedule of contributions, payment schedules, recovery plans or statement of funding principles current for any of the Pension Plans); (iii) for the two most recently ended plan years, all Internal Revenue Service Form 5500 series forms (and any financial statements and other schedules attached thereto) filed with respect to any such Company Plan; (iv) all current summary plan descriptions and subsequent summaries of material modifications (including material booklets and material announcements to participants) with respect to each such Company Plan for which such descriptions and modifications are required under applicable Law; (v) the most recent determination or qualification letter for each such Company Plan that is intended to qualify for favorable tax treatment, as well as a true, correct and complete copy of each pending application for a determination or qualification letter, if applicable; (vi) the two most recent actuarial valuations and annual reports for each such Company Plan that is a Pension Plan together with any actuarial updates issued after the most recent actuarial valuation; (vii) each trust agreement, trust deed and insurance or group annuity contract relating to any Company Plan or Company Benefit Agreement and the identities of the trustees. For purposes of this Agreement, (i) ”Company Plan ” means (x) each employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA ”)), whether or not subject to ERISA, and any other pension plan providing retirement, disability, death or life assurance benefits (“Pension Plan”), and each employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA) (“Welfare Plan ”) sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company, any Company Subsidiary, and any of their respective ERISA Affiliates, (y) each collective bargaining agreement or other labor union or similar agreement or arrangement to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound and (z) each stock option, stock purchase, stock, appreciation right, stock ownership, equity or equity-based compensation, restricted stock, restricted stock unit, performance, retirement, thrift, savings, paid time off, material perquisite, disability, death benefit, hospitalization, welfare benefit, stock based deferred compensation, incentive compensation, employment, severance, change in control, incentive, bonus, pension, profit sharing medical, material fringe benefit, life insurance, vacation, layoff, dependent care, legal services, cafeteria plan, or agreement, arrangement, policy or program sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company or a Company Subsidiary for the benefit of any Participant, in the case of clauses (x) through (z), whether or not subject to United States Law and whether written or oral; (ii) ”Company Benefit Agreement ” means (a) any employment, deferred compensation, consulting, severance, change of control, termination, retention, indemnification, employee benefit, loan, stock repurchase or similar agreement between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand that is not a Company Plan, and (b) any agreement that is not a Company Plan between the Company or any Company Subsidiary, on the one hand, and any Participant, on the other hand, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of a nature contemplated by this Agreement; (iii) ”ERISA Affiliate” means any trade or business whether or not incorporated, under common control with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001(b) of ERISA; and (iv) ”Participant” means any current or former employee, officer, director or consultant of the Company or any Company Subsidiary. All Company Plans and all severance and change in control plans and agreements of general applicability to the Company’s executive officers are listed in Section 4.13(a) of the Company Disclosure Schedule.

(b) Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to, or is required to maintain or contribute to, or has, within the previous six years, sponsored, maintained or contributed to, or been required to maintain or contribute to, a Pension Plan that is subject to Section 412 of the Code or Title IV of ERISA. There does not exist as of the date of this Agreement, nor do any circumstances exist as of the date of this Agreement, that would reasonably be expected to result in, any liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, or (iii) Sections 412 and 4971 of the Code, in each case, that could reasonably be expected to be a liability of the Company or any ERISA Affiliate following the Effective Time.

(c) Neither the Company nor any of its ERISA Affiliates currently maintains or has, within the previous six years, maintained or been obligated to contribute to any multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA and that is subject to ERISA.

(d) Each Welfare Plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without material liability to the Company or any Company Subsidiary at any time after the Effective Time. No Company Plan that is a Welfare Plan provides for continuing benefits or coverage for any participant or beneficiary or covered dependent or a participant after such participant’s termination of employment, except to the extent required by Law.

(e) With respect to any Company Plan that is a Welfare Plan, (i) no such plans are “multiple employer welfare arrangements” within the meaning of Section 3(40) of ERISA and (ii) no such plan is a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits (such disclosure to include the amount of any such funding).

(f) Each Company Plan and Company Benefit Agreement (i) has been administered in material compliance with its terms and is in material compliance with the applicable provisions of ERISA and has been administered in material compliance with the applicable provisions of ERISA, the Code and, other applicable Laws and the terms of any collective bargaining agreements and (ii) that is intended to be qualified and exempt within the meaning of Section 401(a) and 501(a), respectively, of the Code has a favorable determination from the Internal Revenue Service as to its qualified status with respect to all Tax Law changes with respect to which a determination letter may be obtained from the Internal Revenue Service or is within the remedial amendment period for making any required changes, no such determination letter has been revoked and to the knowledge of the Company there are no circumstances likely to result in revocation of any such favorable determination letter or that would adversely affect its qualification or materially increase the costs of any such Company Plan or Company Benefit Agreement. Each Company Plan that is required to have been approved by any non-U.S. Governmental Authority has been so approved by, and has been maintained in good standing with, such Governmental Authority, and each such Company Plan intended to have any tax-favored status has all approvals or registrations, and meets all qualifications, necessary for such tax-favored status.

(g) With respect to each Company Plan, except as would not reasonably be expected to result in a material liability to the Company, any Company Subsidiary or the Surviving Corporation, there are no inquiries or proceedings pending or threatened by the IRS, the Department of Labor or any Governmental Authority (other than claims for benefits in the ordinary course) with respect to the design or operation of the Company Plans and Company Benefit Agreements. There are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Company Plan or Company Benefit Agreement, by any employee or beneficiary under any such Company Plan or Company Benefit Agreement, or otherwise involving any such Company Plan or Company Benefit Agreement (other than routine claims for benefits) that would be expected to result in a material liability to the Company, any Company Subsidiary or the Surviving Corporation. The Company and the Company Subsidiaries have paid, on a timely basis, all contributions, premiums and expenses due under any Company or Company Benefit Agreement and have made appropriate entries in their financial records and statements for all obligations and liabilities under the Company Plans or Company Benefit Agreements that have accrued but are not due.

(h) None of the Company or any Company Subsidiary or any of their respective employees, or, to the knowledge of the Company, any trustee, administrator or other fiduciary of such Company Plan, or any agent of the foregoing, has or would reasonably be expected to have, any material liability arising from or in connection with any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code), the sanctions imposed under Title I of ERISA or any similar Law relating to breach of fiduciary duty with respect to any Company Plan.

(i) None of the execution and delivery of this Agreement, the obtaining of the Company Shareholders’ Approval or the consummation of the Merger or any other transaction expressly contemplated by this Agreement will (alone or in combination with any other event, including as a result of termination of employment on or following the Effective Time) (a) result in any compensation or benefits (other than as expressly provided in Section 3.6) following the Effective Time becoming due to any Participant under any Company Plan or any Company Benefit Agreement, (b) increase any compensation or benefits payable under any Company Plan or any Company Benefit Agreement, (c) accelerate the time of payment or vesting, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, or increase the cost of, any Company Plan or Company Benefit Agreement or otherwise or (d) result in any breach or violation of, or a default under, any Company Plan or Company Benefit Agreement.

(j) No deduction by the Company or any Company Subsidiary in respect of any “applicable employee remuneration” (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code, and no Participant has received or is reasonably expected to receive (including as a result of payments under any change in control agreements during the terms thereof) any payment or benefit from the Company or any Company Subsidiary that would be nondeductible pursuant to Section 162(m) of the Code.

(k) Each Company Plan and each Company Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan” ) subject to Section 409A of the Code has been, to the knowledge of the Company, operated in compliance with Section 409A of the Code since January 1, 2005, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code and (B)(1) the Proposed Regulations issued thereunder or (2) Internal Revenue Service Notice 2005-1 in each case, as modified by Internal Revenue Service Notice 2006-79 (clauses (A) and (B), together, the “409A Authorities” ). No Company Plan or Company Benefit Agreement that would be a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code but for the effective date provisions that are applicable to Section 409A of the Code, as set forth in Section 885(d) of the American Jobs Creation Act of 2004, as amended (the “AJCA” ), has been “materially modified” within the meaning of Section 885(d)(2)(B) of the AJCA after October 3, 2004, based upon a good faith reasonable interpretation of the AJCA and the 409A Authorities. No Participant is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary in respect of any Tax (including Federal, state, local or foreign income, excise or other Taxes (including Taxes imposed under Sections 280G or 409A of the Code)) or interest or penalty related thereto. To the knowledge of the Company, no Company Stock Plan has terms that are inconsistent with Section 409A of the Code and each award under the Company Stock Plans is exempt from Section 409A of the Code.

(l) Other than payments or benefits that may be made to the persons listed in Section 4.13(l) of the Company Disclosure Schedule (“Primary Company Executives”), no amount or other entitlement or economic benefit that could be received (whether in cash or property or the vesting of property) as a result of the execution and delivery of this Agreement, the obtaining of the approval of the Company’s shareholders of the Merger, the consummation of the Merger or any other transaction contemplated by this Agreement (alone or in combination with any other event, including as a result of termination of employment on or following the Effective Time) by or for the benefit of any Participant who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) with respect to the Company would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code), and no disqualified individual is entitled to receive any additional payment from the Company, any Company Subsidiary, Parent, the Surviving Corporation or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual (a “Parachute Gross Up Payment”). Within seven business days following the date of this Agreement, the Company shall provide a schedule setting forth, calculated as of the date of this Agreement, the “base amount” (as such term is defined in Section 280G(b)(3) of the Code) for each Primary Company Executive.

(m) Section 4.13(m) of the Company Disclosure Schedule separately identifies as of the date of this Agreement each material Company Plan that is a plan sponsored, maintained or contributed to, or required to be maintained or contributed to, by the Company or a Company Subsidiary outside the United States primarily for the benefit of persons substantially all of whom are nonresident aliens (a “Non-U.S. Plan”), and other than as set forth therein, neither the Company nor any Subsidiary of the Company sponsors or is obligated to contribute to any Non-U.S. Plan except to the extent required by applicable legal requirements.

(n) No proposal has been announced to establish any material new Company Plan for providing retirement, death, disability or life assurance benefits and no Company or Company Subsidiaries provide or have promised to provide any such benefits except under the Company Plans listed in Section 4.13(a) of the Company Disclosure Schedule. No debt is due but unpaid under Section 75 of the Pension Act of 1995 in relation to the Company or any Company Subsidiary. There is no obligation under Stanplan A and the American Power Conversion Corporation Ireland Retirement and Death Benefit Plan to provide a minimum level of benefits or any defined level of benefits in respect of any person (except for insured death benefits). Stanplan A (as it relates to the Company Subsidiaries) is not contracted out of the United Kingdom State Second Pension Scheme.

(o) Within 10 business days following the date of this Agreement, the Company shall provide certain information in respect of any of the Pension Plans which provide benefits to employees employed in the United Kingdom or in the Republic of Ireland (a “UK or Irish Plan”). Such information shall include:

(i) full and accurate details of the membership of all UK and Irish Plans;

(ii) full details of all benefits payable under all UK and Irish Plans; and

(iii) where a UK or Irish Plan provides benefits on a defined benefit basis, the rate at which contributions are being paid to each such UK or Irish Plan, and whether contributions are paid in advance or in arrears.

(p) No power to increase the benefits payable under a UK or Irish Plan has been exercised, and there are no circumstances in which there is a practice of exercising such a power.

Section 4.14 Labor Controversies. There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Company Subsidiary and any of their respective employees except for controversies that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or other labor union Contract applicable to persons employed by the Company or any Company Subsidiary, nor to the knowledge of the Company are there any pending activities or proceedings of any labor union to organize any such employees. Neither the Company nor any Company Subsidiary is the subject of any legal proceedings asserting that the Company or any Company Subsidiary has committed an unfair labor practice or seeking to compel any of them to bargain with any labor organization as to wages or conditions. Neither the Company nor any Company Subsidiary was the subject of any labor union organizing activity or had any material actual or threatened employee strikes, work stoppages, slowdowns or lockouts. Other than claims relating to workers’ compensation benefits, there are no labor disputes pending as of the date of this Agreement that are subject to any grievance procedure, arbitration or litigation and, to the knowledge of the Company, there is no representation petition pending or threatened as of the date of this Agreement with respect to any Participant.

Section 4.15 Title to Assets; Real Estate.

(a) The Company and each Company Subsidiary has good and marketable title to, or, in the case of leased property and assets, has valid and enforceable leasehold interests in, all of its material personal property and tangible assets, except for such personal property and tangible assets as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business and except for defects in title, Taxes that are not yet delinquent or that are being contested in good faith and similar encumbrances that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. All such material personal property and tangible assets, other than personal property and tangible assets in which the Company or any Company Subsidiary has a leasehold interest, are free and clear of all Liens, except for Liens that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. This subsection (a) does not relate to real property or interests in real property, such items being the subject of subsections (b) through (h) below.

(b) Section 4.15 of the Company Disclosure Schedule contains a true and complete list of (i) each parcel of real property owned beneficially or of record by the Company or any Company Subsidiary (the “Owned Real Property”) and (ii) each parcel of real property leased or subleased to or occupied by the Company or any Company Subsidiary (the “Leased Real Property” and, together with the Owned Real Property, the “Company Real Property”).

(c) The Company or a Company Subsidiary, as applicable, has good and marketable fee simple title to all Owned Real Property and has valid leasehold interests in all Leased Real Property and the Company or a Company Subsidiary, as applicable, is in possession of each parcel of Company Real Property, together with all buildings, structures, facilities, fixtures and other improvements thereon and in each case such parcel is free and clear of all Liens other than any (i) Liens for Taxes or other governmental charges not yet due and payable or that are being contested in good faith, (ii) mechanics’, carriers’, warehousemen’s, workers’ and other Liens incurred in the ordinary course of business relating to obligations that are not delinquent or that are being contested in good faith, (iii) Liens on assets incurred to finance the acquisition of such assets or the construction of improvements, thereon, which Liens are disclosed on the most recent balance sheet included in the Company Financial Statements through the date of this Agreement, (iv) easements, rights of way, building and zoning codes, and other similar encumbrances or title defects that, individually or in the aggregate, would not reasonably be expected to impair the continued use and operation of the assets to which they relate as currently conducted, (v) other Liens and title defects that do not materially impair the continued use of the underlying property in the ordinary course of business, and (vi) Liens that have been placed by any developer, landlord or other third party on any Leased Real Property.

(d) With respect to each Leased Real Property, (i) the lease under which the Company or Company Subsidiary is a lessee or sublessee thereon (each, a “Lease”) is in all material respects legal, valid, binding and enforceable and in full force and effect, and the Company or Company Subsidiary is in possession of such Leased Real Property, (ii) the transaction contemplated by this Agreement does not require the consent of any other party to the Lease, the failure of which to obtain would materially impair the continued use of such Leased Real Property in the ordinary course of business, nor will it cause a breach or default under such Lease which could materially impair the continued use of such Leased Real Property in the ordinary course of business, and (iii) the Company or applicable Company Subsidiary that is a party to the Lease has not received notice of any default under such Lease, and has no knowledge of the existence of any material default under the Lease or the occurrence of an event or circumstance which, with the delivery of notice, the passage of time or both, would constitute a material default under such Lease.

(e) The Company has made available to Parent prior to the execution of this Agreement true and complete copies of (i) material deeds, leases, mortgages and deeds of trust, including amendments thereof, with respect to the Owned Real Property and (ii) material Leases (including any amendments and extensions) with respect to the Leased Real Property.

(f) With respect to any parcel of the Company Real Property, no party has any right or option to purchase, or holds any right of first refusal to purchase, such property or any portion thereof.

(g) There are no condemnation or appropriation proceedings pending or, to the knowledge of the Company, threatened against any of the Company Real Property or any plants, buildings or other structures thereon.

(h) Neither the Company nor any Company Subsidiary has, as lessor or sublessor, as applicable, leased or subleased any Company Real Property or any portion thereof.

Section	4.16 Environmental Matters. Except as disclosed in the Applicable Filed Company SEC Disclosures:

(a) The Company and each Company Subsidiary (i) conducts its business and operations in material compliance with all applicable Environmental Laws and (ii) has obtained and is in material compliance with all consents, registrations, permits, licenses and governmental authorizations pursuant to Environmental Law (“Environmental Permits”) necessary for its operations as currently conducted;

(b) There are no facts or circumstances that are likely to prevent or delay the ability of the Company or any Company Subsidiary to comply with the European Directives 2002/96/EC on Waste Electrical and Electronic Equipment (“WEEE Directive ”) and 2002/95/EC on Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS Directive ”) and the related costs of compliance with the WEEE and RoHS Directives are not material to the Company or any Company Subsidiary;

(c) There are no Environmental Claims pending or, to the knowledge of the Company, threatened, against the Company or any Company Subsidiary, and there have been no Releases of any Hazardous Materials, including Releases resulting in exposure of any person to any Hazardous Material, that could reasonably be expected to result in any Environmental Claim against the Company, any Company Subsidiary or any of their respective predecessors that remains outstanding and that asserts any violation of or liability on the part of the Company or any Company Subsidiary under any Environmental Law, the outcome of which reasonably would be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary; and

(d) Neither the Company nor any Company Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that could reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiaries or any of their respective predecessors, the outcome of which reasonably would be expected to be, individually or in the aggregate, material to the Company or any Company Subsidiary. For purposes of this Agreement, (w) “Environmental Claim ” means any written claim, suit, order, proceeding, action, cause of action, investigation, demand, letter, inquiry, request for information or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (i) the presence or Release of or exposure to any Hazardous Material, or (ii) the failure to comply with any Environmental Law; (x) “Environmental Law ” means any and all applicable U.S. and non-U.S. federal, state and local Laws, statutes, rules, regulations, ordinances, orders, decrees and legally binding agreements relating to the protection of the environment, natural resources, and health and safety as it relates to environmental protection including contamination, Laws relating to Releases of Hazardous Material into the environment and all Laws and regulations with regard to disclosure and reporting requirements respecting Hazardous Materials and the environment; (y) “Release ” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property; and (z) “Hazardous Materials” means any material, substance or waste (including solid, liquid and/or gaseous waste) that is characterized, classified, listed, defined or designated under any Environmental Law as hazardous, toxic, pollutant, contaminant or words of similar meaning and effect, including but not limited to, any petroleum or petroleum products, by-products or derivatives, flammable explosives, radioactive materials, chloroflourocarbon, hydrochloroflourocarbon, lead-containing paint or plumbing, radon, asbestos or asbestos-containing materials, polychlorinated biphenyls (“PCBs”) or PCB-containing material or equipment, and infectious or medical waste. Notwithstanding any other representation or warranty contained in this Article IV, the representations and warranties contained in this Section 4.16 constitute the sole representations and warranties of the Company relating to environmental matters.

Section 4.17 Intellectual Property. Section 4.17 of the Company Disclosure Schedule sets forth a list (as of the date of this Agreement) of (a) all material registered IP Rights (as defined below), owned by the Company and the Company Subsidiaries (such IP Rights, regardless of whether listed on Section 4.17 of the Company Disclosure Schedule, collectively the “Company IP”) and (b) all licenses granting to the Company and/or a Company Subsidiary an express license to any material IP Rights necessary to make, use or sell the Company’s products (but not including any license relating to software, freeware or “open source” software, whether commercially available or provided under a services agreement with Company and/or the Company Subsidiaries). The Company and/or one of the Company Subsidiaries owns all Company IP. To the knowledge of the Company, the Company or one or more of the Company Subsidiaries owns or has valid rights to use the IP Rights that are material to the conduct of the business of the Company and the Company Subsidiaries. The Company has a policy of requiring all employees of the Company and the Company Subsidiaries to sign a proprietary information and invention assignment agreement in the standard form that has been made available to Parent, and, to the knowledge of the Company, there are no material breaches of such policy. To the knowledge of the Company, and other than as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect, neither the material current products of the Company or the Company Subsidiaries nor the conduct of the business of the Company or the Company Subsidiaries infringes, misappropriates or otherwise violates any material registered IP Rights owned by any other Person. No Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against the Company or any of the Company Subsidiaries with respect to any claim that the Company or any Company Subsidiary is infringing, misappropriating or otherwise violating any IP Rights owned by any other Person or that any material registered Company IP is invalid. The consummation of the Merger or any of the other transactions contemplated by this Agreement will not result in the loss or impairment of or payment by the Company or the Company Subsidiaries of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s and the Company Subsidiaries’ right to own, use or hold for use by the Company and the Company Subsidiaries any Company IP, except for any loss, impairment, payment or consent that may result from, or be required as a result of, any Contracts, orders, stipulations or other duties or obligations of Parent, Subsidiary or any other affiliate of Parent that exist at or prior to the Effective Time or independently of this Agreement. For the purposes of this Agreement,

“IP Rights” shall mean all worldwide (i) patents, patent applications and patent disclosures, and all related continuations, continuations in part, divisionals, reissues, re examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade names, domain names, logos, slogans, trade dress and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) computer programs (whether in source code, object code or other form), databases, compilations and data, technology supporting the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing, (v) mask works, (vi) trade secrets and all confidential information, know how, inventions, proprietary processes, formulae, models and methodologies, and (vii) applications and registrations for the foregoing.

Section 4.18 Contracts. (a) Except as set forth in the proviso to clause (xi) below, Section 4.18 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts to which the Company or the Company Subsidiaries is a party and that are in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement (each such Contract, together with any amendment or supplement thereto, a “Material Contract ”):

(i) each Contract that limits or restricts in any material respect the ability of the Company or any Company Subsidiary to compete, or engage in any type of business, in any geographic area or line of business;

(ii) each joint venture, partnership, limited liability company agreement or similar agreement a third party relating to the formation, creation, operation, management or control of any partnership or joint venture of the Company or any Company Subsidiary;

(iii) each loan or credit agreement, mortgage, note or other Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiaries from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary;

(iv) (a) each supply Contract (excluding purchase orders given or received in the ordinary course of business) under which the Company or any Company Subsidiary paid in excess of $5 million in fiscal year 2005, and (b) each direct end user customer Contract (excluding purchase orders given or received in the ordinary course of business) under which the Company or any Company Subsidiary received in excess of $3 million in fiscal year 2005;

(v) each “single source” supply Contract (excluding purchase orders given in the ordinary course of business) pursuant to which goods or materials that are material to the Company’s business are supplied to the Company or any Company Subsidiary from an exclusive source;

(vi) each agreement or series of related agreements, including any option to purchase, relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise), or a substantial portion of the assets of any material business, pursuant to which the Company or any Company Subsidiary has any rights or obligations (other than confidentiality, warranty and indemnification rights or obligations) continuing in effect as of the date of this Agreement;

(vii) each customer or supply agreement or Contract to which the Company or Company Subsidiary is a party with any Governmental Authority (whether the Company or any Company Subsidiary is a prime contractor or subcontractor under such contract) under which the Company or Company Subsidiary would receive more than $2 million and any pending bid or proposal under any proposed prime contract or subcontract not relating to existing products under which the Company or any Company Subsidiary would receive more than $2 million and pursuant to which the Company would have a binding obligation to perform if such pending bid or proposal was accepted;

(viii) each consulting Contract that (a) is not terminable by the Company or any Company Subsidiary on notice of 90 days or less and (b) involves monthly payments in excess of $100,000;

(ix) (a) each Contract granting to the Company or Company Subsidiary an express license to any material IP Rights necessary to make, use or sell the Company’s products (other than Contracts granting licenses to commercial software, freeware or “open source” software whether commercially available or provided under a services agreement with the Company or the Company Subsidiaries) and (b) each Contract restricting the Company’s rights to use or register any material Company IP which is not terminable (without cost or penalty) within 90 days or less;

(x) each Contract between the Company or any Company Subsidiary on the one hand, and any officer or director of the Company or any Company Subsidiary, on the other hand, except for any such Contract that (a) is substantially identical in form to a form of Contract entered into by the Company or any Company Subsidiary with non-affiliated parties, (b) is not expected to result in payments or the provision of benefits to such officer, director or other individual affiliate valued at more than $50,000 over the term of the Contract or (c) intercompany tax agreements; and

(xi) each other Contract that would be required to be filed as an exhibit to an Annual Report on Form 10-K under the Exchange Act (if such Annual Report were filed by the Company with the SEC on the date of this Agreement); provided, however, that, while all of the Contracts covered by this clause (xi) shall be deemed to be “Material Contracts,” Section 4.18 of the Company Disclosure Schedule does not list those Contracts covered by this clause (xi) that have previously been filed as exhibits to any of the Company SEC Reports.

(b) The Company has made available to Parent copies of each Material Contract in effect as of the date of this Agreement, together with all amendments and supplements thereto in effect as of the date of this Agreement. Each of the Material Contracts is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and is in full force and effect as of the date of this Agreement. As of the date of this Agreement, there are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, except for breaches and defaults that would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and, to the knowledge of the Company as of the date of this Agreement, there are no existing breaches or defaults on the part of any other Person under any Material Contract, except for breaches and defaults that would not individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.19 Customers. Section 4.19 of the Company Disclosure Schedule sets forth a true and complete list of the Company’s top 25 customers based on invoiced revenue for the period from January 1, 2006 through August 31, 2006 and the aggregate revenue attributable to each such customer during such period.

Section 4.20 Affiliate Transactions. Except for agreements entered into in the ordinary course of business, there are no agreements between the Company or any Company Subsidiary, on the one hand, and any affiliate (other than a Company Subsidiary) of the Company or any Company Subsidiary, on the other hand, that will require performance by the Company or any Company Subsidiary on or after the Effective Time.

Section 4.21 Brokers, Finders and Other Advisors. Except for the fees and expenses payable to Goldman, Sachs & Co. (the “Company Financial Advisor ”), no agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.22 Opinion of Company Financial Advisor. The Company Financial Advisor has rendered an opinion to the Board of Directors of the Company, dated the date of this Agreement, to the effect that, as of such date, the Common Stock Price is fair from a financial point of view to the holders of Company Common Stock. A copy of the written opinion has been or will be promptly delivered to Parent.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties of the Company expressly set forth in this Agreement, neither the Company nor any other person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company, any Company Subsidiary or the Merger or other transactions contemplated by this Agreement. The representations and warranties made in this Agreement with respect to the Company and the Company Subsidiaries and the Merger and other transactions contemplated by this Agreement are in lieu of all other representations and warranties the Company might have given Parent or Subsidiary. Parent and Subsidiary each acknowledge that all other warranties that the Company or anyone purporting to represent the Company gave or might have given, or that might be provided or implied by applicable Law or commercial practice, are hereby expressly excluded. Except for the express provisions of the Company’s representations and warranties and covenants in this Agreement, neither the Company nor any other person will have or be subject to any liability or other obligation to Parent, Subsidiary or any other person in respect of any written or oral communication to, or use by Parent or Subsidiary of, any information, documents, projections, forecasts or other material made available to Parent or Subsidiary in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, including the content of any management interviews or presentations.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUBSIDIARY

Parent and Subsidiary jointly and severally represent and warrant to the Company that:

Section 5.1 Organization and Qualification. Each of Parent and Subsidiary is a corporation duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and otherwise hold its assets and properties and to carry on its business as it is now being conducted. Each of Parent and Subsidiary is qualified to transact business and is in good standing (with respect to jurisdictions that recognize the concept) in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have a material adverse effect on, or materially delay, the ability of Parent or Subsidiary to consummate the Merger or any of the other transactions contemplated by this Agreement (“Parent Material Adverse Effect”).

Section 5.2 Authority; Non-Contravention; Approvals.

(a) Parent and Subsidiary each have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby. This

Agreement has been approved by the Board of Directors of Parent and adopted by the Board of Directors of Subsidiary and has been approved by Parent’s wholly-owned subsidiary, SEHI, the sole shareholder of Subsidiary. No other corporate proceeding on the part of Parent or Subsidiary is necessary to authorize the execution and delivery of this Agreement or the consummation by Parent and Subsidiary of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Subsidiary, and, assuming due authorization, execution and delivery by the Company, constitutes a valid and legally binding agreement of each of Parent and Subsidiary, enforceable against each of them in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights or by a court’s application of general equitable principles.

(b) The execution, delivery and performance of this Agreement by each of Parent and Subsidiary and the consummation of the Merger and the other transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with, or without notice or passage of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of the properties or assets of Parent or Subsidiary under any of the terms, conditions or provisions of (i) the respective certificates of incorporation, articles of organization or bylaws (or equivalent documents) of Parent or any of its subsidiaries, including Subsidiary; (ii) any Law, Judgment, permit or license of any court or Governmental Authority applicable to Parent or any of its subsidiaries, including Subsidiary or any of their respective properties or assets; or (iii) any Contract to which Parent or any of its subsidiaries, including Subsidiary, is now a party or by which Parent or any of its subsidiaries, including Subsidiary or any of their respective properties or assets may be bound or affected; except for (in the case of clauses (ii) and (iii) above) such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens that, individually or in the aggregate, would not be reasonably be expected to have a Parent Material Adverse Effect.

(c) Except for (i) the Antitrust Filings, (ii) the Merger Filing, (iii) the filing of a Schedule 13D under the Exchange Act with respect to the Voting Agreement and (iv) other requisite filings under the Exchange Act or the requirements of any securities exchange over which the securities of Parent are traded, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent or Subsidiary or the consummation by Parent or Subsidiary of the transactions contemplated hereby.

Section 5.3 Information Supplied. None of the information expressly provided by Parent or Subsidiary for inclusion in the definitive Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in any such document or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.4 Financing. Parent has and will have at the Effective Time, and will make available to Subsidiary (or cause to be made available), the funds necessary to consummate the Merger on the terms contemplated by this Agreement. The obligations of Parent and Subsidiary under this Agreement are not contingent on the availability of financing.

Section 5.5 Subsidiary. Subsidiary was formed solely for the purposes of engaging in the transactions contemplated hereby, and has not engaged, and will not engage, in any other business activities and has conducted its operations only as contemplated hereby.

Section 5.6 Brokers and Finders. Except for the fees and expenses payable to Merrill Lynch Capital Markets (France) S.A.S. and Lazard Frères SAS and Lazard Frères & Co. LLC, no agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission for which the Company could become liable in connection with the transactions contemplated by this Agreement.

Section 5.7 Massachusetts Business Combination Law. Except as a result of entering into the Voting Agreement following the actions by the Company’s Board of Directors described in Section 4.4(d), at no time since December 31, 2002 has Parent or Subsidiary or any of their affiliates or associates (as those terms are defined in the Chapter 110F of the Massachusetts General Laws) been an “interested shareholder” of the Company within the meaning of Chapter 110F of the Massachusetts General Laws.

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1 Conduct of the Company’s Business. The Company covenants that during the period from the date of this Agreement and continuing until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, unless Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, delayed or conditioned), and except to the extent required by Law, the rules and regulations of the Nasdaq Stock Market or other regulatory organization applicable to the Company or Section 6.1 of the Company Disclosure Schedule, and except as otherwise expressly required or permitted by this Agreement:

(a) the business of the Company and the Company Subsidiaries shall be conducted only in, and the Company and the Company Subsidiaries shall not take any action, except in the ordinary course of business and the Company shall use reasonable best efforts to preserve intact its present business organization and goodwill and keep available the services of its officers and key employees and to maintain its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Effective Time;

(b) the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following: (i) sell, pledge, license, lease, leaseback, dispose of or encumber or subject to a Lien any property or assets (including any ownership interests, voting securities or other rights, instruments or securities in any Company Subsidiary), except for (x) dispositions of inventory and immaterial assets and (y) encumbrances and pledges, in each case, in the ordinary course of business consistent with past practice; (ii) amend or propose to amend its articles of organization or bylaws (or comparable organizational documents); (iii) except for declaration and payment of the Company’s regular quarterly dividends with normal record and payment dates consistent with past practice, which shall not exceed $0.10 in cash per share of outstanding Company Common Stock, split, combine or reclassify any shares of its capital stock, or declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to Voting Company Debt, Company Capital Stock or any equity interests of any Company Subsidiary (except for any dividends paid by a wholly owned direct or indirect Company Subsidiary to such Company Subsidiary’s parent); (iv) redeem, purchase, acquire or offer to acquire any shares of its Voting Company Debt, Company Capital Stock or any equity interests of any Company Subsidiaries; or (v) enter into any Contract with respect to any of the matters listed in clauses (i) through (iv) above;

(c) the Company shall not, and shall not cause or permit any Company Subsidiary to, (i) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or otherwise encumber or subject to a Lien, or dispose of, any shares of, or securities convertible or exchangeable for, or any options, warrants or rights of any kind to acquire any shares of, its capital stock of any class or Company Voting Debt or any “phantom” stock, “phantom” stock rights, stock appreciation rights or other stock-based compensation awards or other property or assets whether pursuant to the Company Plans or otherwise; provided, however, that the Company may issue shares of Company Common Stock (a) upon exercise of Options that are outstanding on the date of this Agreement or are permitted under this Agreement to be issued following the date of this Agreement and are exercised in accordance with their respective terms as in effect on the date of this Agreement and (b) upon exercise of rights under the ESPP outstanding as of the date of this Agreement; (ii) directly or indirectly acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof (except an existing wholly owned Company Subsidiary); (iii) directly or indirectly acquire any asset or assets that, individually, has a purchase price in excess of $2.5 million or, in the aggregate, have a purchase price in excess of $25 million, except for new capital expenditures, which shall be subject to the limitations of clause (iv) below, and except for purchases of components, raw materials or supplies in the ordinary course of business consistent with past practice; (iv) make any new capital expenditure or expenditures which, individually, is in excess of $7.5 million or, in the aggregate, are in excess of $50 million; (v) except for borrowings in the ordinary course of business under credit facilities in existence on the date of this Agreement (including all future renewals and extensions thereof), incur, create or assume any indebtedness for borrowed money or guarantee any such indebtedness of another person, enter into any “keep well” or other Contract to maintain the financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (except for guarantees by the Company of any obligations of a Company Subsidiary and except for guarantees by a Company Subsidiary of any obligations of the Company or another Company Subsidiary); (vi) make any loans, advances or capital contributions to, or investments in, any other Person other than (a) loans or advances to customers in the form of trade credit or deferred purchase price arrangements in the ordinary course of business, (b) by the Company or any Company Subsidiary to or in the Company or any Company Subsidiary, (c) advances to employees (other than officers of the Company) in the ordinary course of business, not to exceed $20,000 in each individual case and $1 million in the aggregate, or (d) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary; (vii) enter into, modify or renew any material lease (including any Lease), Contract, agreement or commitment to extent listed as a Contract, lease, agreement or commitment of a nature that would be required under the Exchange Act to be filed as an exhibit to the Company’s Annual Report on Form 10-K (such Contracts, “10-K Contracts”); (viii) terminate, amend, modify, assign, waive, release or relinquish any material contract rights or any other material rights or claims or cancel any indebtedness in each case with respect to any 10-K Contract; (ix)(A) waive any benefits of, or agree to modify in any respect, or, subject to the terms hereof, fail to enforce, or consent to any matter with respect to which consent is required under, any standstill or similar Contract to which the Company or any of Company Subsidiary is a party or (B) waive any material benefits of, or agree to modify in any material respect, or, subject to the terms hereof, fail to enforce in any material respect, or consent to any matter with respect to which consent is required under, any material confidentiality or similar Contract to which the Company or any of Company Subsidiary is a party; (x) enter into, modify, amend or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (a) adversely affect in any material respect the Company and Company Subsidiary taken as a whole, (b) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (c) prevent or materially delay the consummation of the transactions contemplated by this Agreement; (xi) settle or compromise any material claim, action, suit or proceeding pending or threatened against the Company (for purposes of this clause (xi), material shall mean any claim, action, suit or proceeding with a value of at least $2 million); (xii) change its accounting principles, practices or methods, except as may be required by the SEC, applicable Law or GAAP; (xiii) enter into any material Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any Company Subsidiary under, or require Parent to license or transfer any of its IP Rights or other material assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract; (xiv) enter into any material Contract containing any restriction on the ability of the Company or any of its affiliates to assign its rights, interests or obligations thereunder, unless such restriction excludes or otherwise would not apply to any assignment to Parent or any of its affiliates deemed to occur upon consummation of the Merger; (xv) sell or transfer to any person or otherwise dispose of or allow to lapse any material registered Company IP (except to the extent such activity occurs in the ordinary course of business as part of the ordinary course of the sale of any products or services); (xvi) terminate, cancel, amend or modify any material insurance policy maintained by the Company or any Company Subsidiary which is not promptly replaced by a comparable amount of insurance coverage (except for scheduled expirations of such policies); (xvii) other than in connection with a termination of this Agreement pursuant to Section 6.6(d), redeem the Company Rights or amend, modify or terminate the Company Rights Agreement, or render it inapplicable to (or otherwise exempt from the application of the Company Rights Agreement) any Person or action (other than Parent and Subsidiary in connection with the delivery and performance of this Agreement); or (xviii) agree, in writing or otherwise, to take any of the actions listed in clauses (i) through (xvii) above; and

(d) except as required to ensure that any Company Plan or Company Benefit Agreement is then in compliance with applicable Law or to comply with any Company Plan or Company Benefit Agreement entered into prior to the date of this Agreement (to the extent complete and accurate copies of which have been heretofore delivered to Parent), (i) adopt, enter into, terminate or amend any collective bargaining agreement, Company Plan or Company Benefit Agreement, (ii) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant other than increases to cash compensation or cash bonuses to employees and consultants who are not executives or directors, which are made in the ordinary course of business, consistent with past practice, (iii) pay any benefit or amount not required under any Company Plan or Company Benefit Agreement or any other benefit plan or arrangement of the Company or any Company Subsidiary as in effect on the date of this Agreement, other than payment of cash compensation in the ordinary course of business, consistent with past practice, (iv) grant or pay any severance, change of control, retention or termination pay or benefits or increase in any manner the severance, change of control, retention or termination pay or benefits of any Participant, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, Company Plan or Company Benefit Agreement (including the grant of Options, Restricted Stock Units, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock-based or stock-related awards, performance units or restricted stock, (vi) amend or modify any Option or Restricted Stock Unit, (vii) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Plan or Company Benefit Agreement, (viii) take any action to accelerate the vesting or time of payment of any compensation or benefit under any Company Plan or Company Benefit Agreement or (ix) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Pension Plan or change the manner in which contributions to any Pension Plan are made or the basis on which such contributions are determined.

Section 6.2 Reasonable Best Efforts to Consummate.

(a) General. Subject to the terms and conditions of this Agreement, including the express limitations set forth in Section 6.2(b), each of the parties shall (and shall cause its respective subsidiaries to) use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including using its reasonable best efforts to (i) take all actions necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) prepare, execute and deliver such instruments and take or cause to be taken such actions as any other party shall reasonably request, and (iii) after consultation with the other parties, obtain any consent, waiver, approval or authorization from any third party required in order to maintain in full force and effect any of the Company Permits or the Company’s Contracts, leases, licenses or other rights following the Merger and the other transactions contemplated by this Agreement.

(b) Antitrust Laws. Without limiting the generality of anything contained in Section 6.2(a) or elsewhere in this Agreement, each of the parties undertakes and agrees to file as soon as practicable, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice, Antitrust Division (the “Antitrust Division ”) and as promptly or reasonably practicable to make all other required Antitrust Filings. Each of the parties shall (i) respond as promptly as practicable to any inquiries received from the FTC, the Antitrust Division or other applicable Governmental Authorities for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority; and (ii) not extend any waiting period under the HSR Act and other applicable antitrust or competition Laws, rules or regulations or enter into any agreement with the FTC, the Antitrust Division or other applicable Governmental Authorities not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other parties hereto. Parent shall use its best efforts to avoid or eliminate each and every impediment under any antitrust, competition, or trade regulation Law that may be asserted by the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority with respect to the Merger (including if so requested by the Company by agreeing to dispose of, hold separate or accept limitations on the activities of, any businesses or assets) so as to enable the Closing to occur as soon as reasonably possible, but in any event in sufficient time to ensure that the Effective Time occurs before the Termination Date. Subject to the following sentence, and subject to Parent’s obligation under the preceding sentence, the parties agree that Parent and its counsel shall have the primary lead role in any discussions and negotiations with any Governmental Authorities with respect to the Antitrust Laws. Each party shall (i) promptly notify the other party of any written communication to that party or its affiliates from any Governmental Authority and, subject to applicable Law, permit the other party to review in advance, and take into account any reasonable comments of the other party in relation to, any proposed written communication to any of the foregoing; (ii) not agree to participate, or to permit its affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting; and (iii) furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Merger, except to the extent (x) the disclosure of any such information would violate the terms of any confidentiality agreement with a third party or (y) such information relates to competitively sensitive matters if the exchange of such information, as determined by such party’s counsel, may result in antitrust difficulties for such party (or any of its affiliates); provided that in the case of clause (y), such information shall be provided to the other party’s counsel, who shall agree not to disclose such information to its client.

(c) Anti-Takeover Laws. If requested by Parent and to the extent the Company is legally permitted to do so, the Company and its Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement or the Voting Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

Section 6.3 Preparation of Proxy Statement; Meeting of Shareholders.

(a) The Company shall, as soon as reasonably practicable following the date of this Agreement, prepare and no later than November 13, 2006, file a preliminary form of the Proxy Statement with the SEC and each of the Company and Parent shall use its reasonable best efforts to respond to any comments of the SEC or its staff, and to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as reasonably practicable after responding to all such comments to the satisfaction of the SEC’s staff. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the Shareholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare, and, after consultation with Parent, mail to its shareholders such an amendment or supplement. Parent shall cooperate fully with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto and shall furnish the Company, promptly upon the Company’s request, with all information reasonably requested by the Company for inclusion in, or otherwise in respect of, the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement and the related proxy materials and any proposed amendment or supplement to the Proxy Statement prior to its filing with the SEC or dissemination to the Company’s shareholders.

(b) Without limiting the generality of the foregoing, each of the parties shall correct promptly any information provided by it for use in the Proxy Statement, if and to the extent any such information shall be or have become false or misleading in any material respect and shall take all steps necessary to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the Company’s shareholders, in each case to the extent required by applicable Law or otherwise deemed appropriate by the Company.

(c) The Company shall, in accordance with applicable Law and its articles of organization and bylaws, as promptly as reasonably practicable following the date which is 10 days after the preliminary Proxy Statement is filed with the SEC, but in any event after substantially all of the comments provided by the staff of the SEC, if any, have been resolved, duly call, give notice of, convene and hold the Shareholders’ Meeting for the purpose of obtaining the Company Shareholders’ Approval. The Company shall use its reasonable best efforts to take all such actions as are necessary to hold the Shareholders’ Meeting by January 16, 2007, or such later date as shall be requested by Parent, and to obtain the Company Shareholders’ Approval. The Company shall include in the Proxy Statement the recommendation of its Board of Directors that the Company Shareholders’ Approval be given (the “Recommendation ”). Except as permitted by Section 6.3(d), neither the Board of Directors of the

Company nor any committee thereof shall (a) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (b) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal (any action described in clauses (a) or (b) being referred to as a “Company Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary in Section 6.3(c), at any time before obtaining the Company Shareholders’ Approval, the Board of Directors of the Company may make a Company Adverse Recommendation Change (i) if the Company Adverse Recommendation Change does not relate to an Acquisition Proposal other than a Superior Proposal, and (ii) if the Board of Directors determines in good faith, after taking into account the advice of the Company’s outside legal counsel, that such Company Adverse Recommendation Change is consistent with the fiduciary obligations of the Company’s Board of Directors to the Company’s shareholders under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made until after the fifth business day following Parent’s receipt of written notice (a “Notice of Adverse Recommendation” ) from the Company advising Parent that the Board of Directors of the Company intends to take such action and specifying the reasons therefor. Any Notice of Adverse Recommendation shall set forth any facts or circumstances that may give rise to a Company Adverse Recommendation Change, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation and a new five business day period). In determining whether to make a Company Adverse Recommendation Change, the Board of Directors of the Company shall take into account all information provided by Parent that is relevant to any decision by the Company’s Board of Directors whether to make a Company Adverse Recommendation Change, including any changes to the financial terms or other material terms of this Agreement proposed by Parent in response to a Notice of Adverse Recommendation or otherwise. The Company shall provide to its Board of Directors any information provided by Parent that is relevant to any decision by the Company’s Board of Directors to make such Company Adverse Recommendation Change. If the Company’s Board of Directors determines to make such Company Adverse Recommendation Change, (i) if requested by Parent, the Shareholder Meeting shall be postponed to a date no earlier than a date designated by Parent, or (ii) if the Board of Directors determines in good faith after taking into account the advice of the Company’s outside legal counsel, that it is consistent with the fiduciary obligations of the Company’s Board of Directors, the Shareholders’ Meeting may be postponed to a date determined by the Company’s Board of Directors after consultation with Parent.

(e) The Company shall not be required to hold the Shareholders’ Meeting if this Agreement is terminated before that meeting is held.

Section 6.4 Public Statements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of the Nasdaq Stock Market or any other securities exchange, none of the parties to this Agreement will cause or permit any public announcement with respect to the subject matter of this Agreement. The initial press release with respect to the Merger and the other transactions contemplated by this Agreement shall require the prior mutual agreement and approval of both Parent and the Company and any subsequent press releases or other public statements and any general communication to customers, distributors, suppliers or employees of the Company, any Company Subsidiary or Parent, with respect to the Merger or the other transactions contemplated by this Agreement shall be made, subject to the preceding sentence, only following prior consultation between Parent and the Company.

Section 6.5 Access to Information; Confidentiality. The Company shall, and shall cause its officers, directors, employees, representatives and agents to, afford to Parent and its officers, directors, employees, consultants, agents, advisors and other representatives (collectively “Parent Representatives”) reasonable access (including for the purpose of coordinating integration activities and transition planning with the employees of the Company and the Company Subsidiaries) during normal business hours with reasonable notice throughout the period from the date of this Agreement through the Effective Time to all of the Company’s properties, books, contracts, commitments and records (including Tax Returns and records) and, during that period, shall furnish promptly to Parent or Parent’s Representatives (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of United States Federal or state securities Laws, (b) a copy of each correspondence or written communication with any Governmental Authority and (c) all other information concerning the Company’s and the Company Subsidiaries’ business, properties and personnel as Parent reasonably may request. Except as required by Law, Parent and Subsidiary shall hold, and shall cause the Parent Representatives to hold, in strict confidence all nonpublic documents and confidential information furnished to Parent, Subsidiary and any Parent Representative in connection with the transactions contemplated by this Agreement in accordance with the confidentiality agreement dated as of September 30, 2006 between the Company and Parent (the “Confidentiality Agreement”).

Section 6.6 Acquisition Proposals.

(a) The Company, the Company Subsidiaries and their respective officers, directors or employees, consultants, agents, advisors and other representatives (collectively, the “Company Representatives”) immediately shall cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with respect to any Acquisition Proposal and, to the extent permitted by the applicable confidentiality or similar agreement governing such activities, discussions or negotiations, require any third parties to such activities, discussions or negotiations to return to the Company or to destroy all confidential information of the Company or any Company Subsidiary. Subject to the other provisions of this Section 6.6, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, none of the Company, the Company Subsidiaries nor any of the Company Representatives shall, directly or indirectly, (i) initiate, solicit or encourage (including by way of providing information) the submission of, or take any other action designed to facilitate, any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations, or (ii) approve or recommend, or propose to approve or recommend, an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for or relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in Section 6.6(a), until the Company Shareholders’ Approval is obtained, to the extent consistent with the fiduciary obligations of the Board of Directors of the Company to the shareholders of the Company under applicable Law, as determined in good faith by the Board of Directors of the Company after consultation with the Company’s outside counsel, in response to a bona fide written Acquisition Proposal that the Company’s Board of Directors determines, in good faith, after consultation with the Company’s outside counsel and financial advisors, constitutes or is reasonably likely to result in a Superior Proposal , and provided the Acquisition Proposal was not solicited by the Company or the Company Representatives and did not otherwise result from a breach or deemed of this Section 6.6, and, subject to compliance with this Section 6.6(b) and Section 6.6(c), the Company may (x) furnish information with respect to the Company and the Company Subsidiaries to the person making the Acquisition Proposal (pursuant to a customary confidentiality and standstill agreement not less restrictive of such person, in the aggregate, than the Confidentiality Agreement, including paragraph 3 thereof) and (y) participate in discussions or negotiations with such person regarding the Acquisition Proposal; provided, however, that the Company shall promptly provide to Parent any material non-public information concerning the Company or any Company Subsidiary that is provided to any person pursuant to this Section 6.6(b) and was not previously provided to Parent. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.6 by any Company Representative or affiliate of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 6.6 by the Company.

(c) The Company promptly (but in any event within 24 hours of such request for information or receipt of such Acquisition Proposal) shall advise Parent orally and subsequently in writing (x) of any Acquisition Proposal or any inquiry with respect to or that could reasonably be expected to lead to any Acquisition Proposal, the identity of the person making any such Acquisition Proposal or inquiry and the principal terms and conditions of any such Acquisition Proposal or inquiry and (y) if it is entering into discussions under Section 6.6(b). The Company shall (i) keep Parent fully informed of the status, including any change or proposed change to the terms of any such Acquisition Proposal or inquiry, (ii) provide to Parent as soon as reasonably practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Acquisition Proposal or sent or provided by the Company to any third party in connection with any Acquisition Proposal and (iii) provide Parent with advance written notice of any scheduled meeting of the Company Board to discuss an Acquisition Proposal.

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Company Shareholders’ Approval, the Company receives an Acquisition Proposal which the Company’s Board of Directors determines in good faith constitutes a Superior Proposal, after consultation with the Company’s financial advisors, the Company’s Board of Directors may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors determines in good faith, after consultation with outside counsel and financial advisors, that failure to take such action will be inconsistent with its fiduciary duties to shareholders of the Company under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 6.6(d) and any purported termination pursuant to this Section 6.6(d) shall be void, unless at the time the Company is not in material breach of any of its obligations under this Agreement, including its obligations under Section 6.6, and concurrently with such termination the Company pays the Termination Fee payable pursuant to Section 8.2(b); and provided, further, that the Board of Directors may not terminate this Agreement pursuant to this Section 6.6(d) unless the Company shall have provided prior written notice to Parent (a “Notice of Superior Proposal”), at least five business days in advance (such five business day period, the “Matching Period”), of its intention to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of the Superior Proposal (including the identity of the party making the Superior

Proposal), and shall be accompanied by a copy of a draft of the definitive agreement proposed to be entered into with respect to the Superior Proposal. The Company agrees that, during the Matching Period, the Company and the Company Representatives shall consider in good faith any proposal that may be made by Parent with respect to possible revisions of the terms of this Agreement. The Company further agrees that it will deliver to Parent a new Notice of Superior Proposal with respect to (A) each material revision or material modification to a Superior Proposal that was the subject of a previous Notice of Superior Proposal where such revision or modification is adverse to the Company or its shareholders, and (B) each other material revision or material modification to a Superior Proposal that was the subject of a previous Notice of Superior Proposal where such revision or modification is made during a Matching Period, and that a new Matching Period shall commence for purposes of this Section 6.6(d) under either of the circumstances described in clauses (A) and (B) above at the time Parent receives the new Notice of Superior Proposal.

(e) Nothing contained in this Agreement shall prohibit the Company’s Board of Directors from (i) taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, or (ii) making any other disclosure to the Company’s shareholders if, in the case of any disclosure described in this clause (ii), the Company’s Board of Directors determines in good faith, after consultation with outside counsel, that failure to disclose would be a violation of the obligations of the Company or its Board of Directors under applicable Law.

(f) For purposes of this Agreement:

“Acquisition Proposal” means any inquiry, proposal or offer from any person relating to, or that would reasonably be expected to lead to, directly or indirectly, in one transaction or a series of transactions, (i) a merger, consolidation, dissolution (other than the restructuring transaction with respect to the Company Subsidiary described in item 1 of Section 6.1 of the Company Disclosure Schedule), recapitalization or other business combination involving the Company or any Company Subsidiary, (ii) the issuance of 25% or more of the equity securities of the Company or any Company Subsidiary as consideration for the assets or securities of another person or (iii) the acquisition in any manner, directly or indirectly, of 25% or more of the equity securities of the Company or assets (including equity securities or assets of any Company Subsidiary) that represent 25% or more of the consolidated assets of the Company and Company Subsidiaries, taken as a whole (based on the book value of such assets or revenues or “earnings before interest taxes, depreciation and amortization” produced by such assets), in each case other than the transactions contemplated by or expressly permitted under this Agreement.

“Superior Proposal” means any bona fide written Acquisition Proposal (but replacing references to “25% or more” in the definition of Acquisition Proposal with “66-2/3% or more”) on terms that the Company’s Board of Directors determines in good faith after consultation with the Company’s financial advisor to be superior from a financial point of view to the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Parent to amend the terms of this Agreement, and including in each case the risks and probabilities of consummation).

Section 6.7 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be borne equally by Parent and the Company.

Section 6.8 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent agrees that all rights to indemnification and related rights to advancement of expenses on the part of each person who at the Effective Time is a current or former director or officer of the

Company (i) existing pursuant to the MBCA, (ii) the Company’s articles of organization or bylaws or (iii) each indemnification agreement identified on Section 6.8(a) of the Company Disclosure Schedule between any such person and the Company in effect on the date of this Agreement (collectively, the “Existing Indemnification Provisions”), shall survive the Merger and shall continue in full force and effect in accordance with the terms of such Existing Indemnification Provisions. Parent also agrees that for the period beginning from and after the Effective Time and ending the sixth anniversary of the Effective Time, it shall (and shall cause the Surviving Corporation to) indemnify all such persons to the fullest extent provided by the Existing Indemnification Provisions with respect to all actual or alleged acts or omissions prior to the Effective Time occurring in connection with or arising out of such individuals’ service as officers or directors of the Company or any of the Company Subsidiaries. Without limitation of the foregoing, if any such person is or becomes involved in any such capacity in any action, proceeding or investigation in connection with any actual or alleged action, inaction, state of affairs or other matter, including any matter related to the transactions contemplated by this Agreement, occurring on or prior to the Effective Time, to the extent such action, proceeding, investigation, allegation or other matter is the subject of the Existing Indemnification Provisions, Parent shall (or shall cause the Surviving Corporation to) pay such person’s reasonable fees and other expenses of counsel selected by such person (including the cost of any investigation, preparation and settlement) incurred in connection therewith promptly after statements therefor are received by Parent, to the extent that doing so would be consistent with the Company’s prior custom and practice. Parent shall be entitled to assume the defense of any such action or proceeding, with counsel selected by Parent reasonably acceptable to the indemnified person. Parent shall pay all reasonable fees and expenses, including fees and expenses of counsel, that may be incurred by any indemnified person in enforcing the indemnity and other obligations provided for in this Section. Notwithstanding the foregoing, no person shall be entitled to indemnification pursuant to this Section 6.8(a) with respect to any actual or alleged acts or omissions constituting (i) a breach of this Agreement or the Voting Agreement, (ii) criminal conduct or (iii) any violation of federal, state or foreign securities Laws relating to trading in any securities or the disclosure of nonpublic information, except to the extent such person is otherwise entitled to indemnification pursuant to the Existing Indemnification Provisions.

(b) Parent agrees that the Company and, from and after the Effective Time, the Surviving Corporation shall cause to be maintained in effect for not less than six years from the Effective Time the insurance coverage provided under the policies of directors’ and officers’ liability insurance maintained by the Company at the date of this Agreement; provided, however, that in no event shall the Surviving Corporation be required to pay an annual premium for such coverage in excess of 200% of the last annual premium paid by the Company prior to the date of this Agreement, it being understood that if the annual premiums payable for such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost equal to such amount. Notwithstanding anything contained in the previous sentence, the Company may obtain a prepaid tail policy (the “Tail Policy”) prior to the Effective Time, which policy provides Indemnified Persons with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time; provided that the aggregate premium for the Tail Policy shall not exceed $25,000,000. Parent’s obligations under this paragraph may be satisfied by the purchase of a Tail Policy that provides the coverage described above. Except as permitted by the foregoing provisions of this Section 6.8(b), the Company shall not purchase any directors’ and officers’ liability insurance, including any Tail Policy, on or after the date of this Agreement without the written approval of Parent (which shall not be unreasonably withheld, delayed or conditioned), except in connection with any expiration of the Company’s current directors’ and officers’ liability insurance policy (it being understood that, notwithstanding anything to the contrary contained in this Agreement, upon the expiration of the Company’s current directors’ and officers’ liability insurance policy, the Company may replace such policy with a policy having substantially the same level and scope of coverage).

Section 6.9 Employee Benefits.

(a) Following the Effective Time, Parent shall honor, and cause the Surviving Corporation to honor, in accordance with their terms, all Company Plans, all severance and separation pay plans, agreements and arrangements, and written employment, severance, retention, change in control and termination policies and agreements. Without limiting the generality of the foregoing, Parent shall honor, in accordance with their terms, and cause the Surviving Corporation to honor, all rights to vacation, personal and sick days accrued by employees of the Company and the Company Subsidiaries under any Company Plans in effect immediately prior to the Effective Time. Until the first anniversary of the Effective Time, Parent shall provide, and cause the Surviving Corporation to provide, to employees of the Company and Company Subsidiaries who remain employed with the Surviving Corporation and its subsidiaries (the “Continuing Employees”), employee benefits under employee benefit plans of Parent or its subsidiaries that are in the aggregate not materially less favorable than those provided to such Continuing Employees pursuant to Company Plans in effect immediately prior to the Effective Time (other than any equity or equity-based plans, programs or arrangements, post-retirement welfare plans or defined benefit pension plans, which in each case, shall not be taken into account for any purpose in making such determination, taking into account the changes to the Company Plans previously disclosed to Parent or subsequently agreed between Parent and the Company). Nothing herein shall prohibit any changes to any Company Plan that are (i) required by Law (including any applicable qualification requirements of Section 401(a) of the Code); (ii) necessary as a technical matter to reflect the transactions contemplated hereby; or (iii) required for the Surviving Corporation to provide for or permit investment in its securities or Parent’s securities. Furthermore, nothing herein shall (a) require Parent to continue any particular Company Plan or Company Benefit Agreement or prevent the amendment or termination thereof, subject to the obligation to provide severance pay and benefits as provided above, or (b) shall require Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation to continue to employ any particular Company employee following the Effective Time.

(b) With respect to any employee benefit plans in which the Continuing Employees first become eligible to participate, solely to the extent that Parent makes such plan or program available to employees of the Surviving Corporation, on or after the Effective Time, and in which the Continuing Employees did not participate prior to the Effective Time, Parent shall, subject to any required approval of the applicable insurance provider, if any, (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any such new plans in which such Continuing Employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Plan; (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time (to the same extent such credit was given under the analogous Company Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any such new plan in which such Continuing Employees may be eligible to participate after the Effective Time; (iii) recognize all service of such Continuing Employees for purposes of eligibility to participate, vesting and vacation entitlement in any such new plan in which such Continuing Employees may be eligible to participate after the Effective Time; and (iv) with respect to flexible spending accounts, provide each Continuing Employee of the Company and the Company Subsidiaries with a credit for any salary reduction contributions made thereto and a debit for any expenses incurred thereunder with respect to the plan year in which the Effective Time occurs; provided that the foregoing clauses (i) through (iv) shall not apply to the extent it would result in duplication of benefits.

(c) Without limiting the obligations of Purchaser under Section 6.9(a) with respect to the employees of the Company and the Company Subsidiaries who are employed primarily outside the United States, following the Effective Time, Parent and its subsidiaries will provide such employees with employee benefits in accordance with applicable Law.

(d) No provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or the Surviving Company to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company or the Surviving Company. Without limiting the scope of Section 9.6, nothing in this Section 6.9 shall confer any rights or remedies of any kind or description upon any Participant or any other person other than Parent, the Company and their respective successors and assigns.

Section 6.10 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement; provided, that (subject to the following sentence) the Company shall control such defense and settlement, and in no event shall Parent have the right or power to settle such litigation. The Company agrees that it shall not settle or make an offer to settle any litigation commenced against the Company or any of its directors by any shareholder of the Company relating to this Agreement, the Merger or any other transaction contemplated by this Agreement, without the prior written consent of Parent.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement at and following the Closing are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of each of the following conditions:

(a) the Company Shareholders’ Approval shall have been obtained;

(b) no statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any court or other Governmental Authority of competent jurisdiction which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger; and

(c) any waiting period (or extension thereof) applicable to consummation of the Merger under the HSR Act shall have expired or been terminated and, the Commission of the European Communities shall have issued a decision authorizing consummation of the Merger pursuant to the European Commission merger regulation or the applicable waiting periods thereunder shall have expired.

Section 7.2 Conditions to Obligations of Parent and Subsidiary. The obligations of Parent and Subsidiary to effect the Merger and to consummate the other transactions contemplated by this Agreement at and following the Closing are further subject to the following conditions, any one or more of which may be waived by Parent:

(a) all waiting periods, clearances and approvals required under the antitrust Laws of the jurisdictions covered under Schedule 7.2 shall have expired, or been obtained or satisfied, as applicable;

(b) the representations and warranties of the Company contained in this Agreement (i) that are set forth in the first sentence of Section 4.1, in Section 4.2 and in Sections 4.4(a), 4.4(d) and 4.4(e) (the “Designated Representations”) shall be true and correct in all material respects as of the date of this Agreement and the Closing Date as if made on such date, (ii) that are qualified as to Company Material Adverse Effect shall be true and correct as of the date of this Agreement and the Closing Date as if made on such date (other than representations and warranties that expressly relate to an earlier date, which shall be true and correct as of such earlier date), and (iii) that are not Designated Representations and are not so qualified shall be true and correct as of the Closing Date in all material respects (other than representations and warranties that expressly relate to an earlier date, which shall be true and correct in all material respects as of such earlier date), except in the case of the representations and warranties referred to in this clause (iii) for any failure or failures to be true and correct in all material respects that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect;

(c) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

(d) Parent shall have received a certificate signed on behalf of the Company by the Company’s chief executive officer and chief financial officer to the effect that the conditions contained in Sections 7.2(b) and (c) have been satisfied;

(e) since the date of this Agreement, no events that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect shall have occurred; and

(f) the Company shall have delivered to Parent a certificate in the form contemplated by Section 897 of the Code to the effect that the Company is not and has not been within five years of the date of the certificate a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement at and following the Closing are further subject to the following conditions, any one or more of which may be waived by the Company:

(a) the representations and warranties of Parent and Subsidiary set forth in this Agreement shall be true and correct in all material respects as of the Closing Date;

(b) Parent and Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing; and

(c) the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions provided in Sections 7.3(a) and (b) have been satisfied.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, whether before or after receipt of the Company Shareholders’ Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Closing has not occurred on or before August 31, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, or materially contributed to, the failure to hold the Closing on or before the Termination Date;

(ii) any statute, rule, regulation, executive order, decree, ruling, judgment, decision, order or injunction of or by any court or other Governmental Authority of competent jurisdiction that makes the consummation of the Merger illegal shall be in effect and shall have become final and nonappealable; provided, however, that neither party may terminate this Agreement pursuant to this Section 8.1(b)(ii) unless that party first shall have used its reasonable best efforts to prevent the entry of and to procure the removal, reversal, dissolution, setting aside or invalidation of any such order, decree, ruling, judgment, decision, order or injunction; or

(iii) the Shareholders’ Meeting shall have been duly held and the votes cast at the Shareholders’ Meeting (including any adjournment thereof) shall be insufficient to constitute the Company Shareholders Approval;

(c) by the Company:

(i) in accordance with the provisions of Section 6.6(d), provided that the Company has complied with all the requirements of Section 6.6(d); or

(ii) if (x) there shall have been a breach in any material respect of any representation or warranty in this Agreement of Parent or Subsidiary or (y) Parent or Subsidiary shall not have performed or complied in any material respect with any material covenant or material agreement contained in this Agreement, in either case such that the condition set forth in Section 7.3(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date;

(d) by Parent, if:

(i) the Company shall have entered into a definitive agreement providing for a transaction that is a Superior Proposal;

(ii) the Company’s Board of Directors makes a Company Adverse Recommendation Change; provided, however, that for this purpose neither (x) disclosure of any Acquisition Proposal that is not being recommended by the Company’s Board of Directors nor (y) disclosure of any other facts or circumstances that is not accompanied by a statement that the Company’s Board of Directors has made a Company Adverse Change Recommendation, shall be considered a Company Adverse Recommendation Change, to the extent any disclosure referred to in clause (x) or (y) is limited to that required by applicable Law; or

(iii) (x) there shall have been a breach in any material respect of any representation or warranty in this Agreement of the Company or (y) the Company shall not have performed or complied in any material respect with any material covenant or material agreement contained in this Agreement, in either case such that the condition set forth in Section 7.2(a) or (b), as the case may be, would be incapable of being satisfied by the Termination Date.

Section 8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company pursuant to the provisions of Section 8.1, this Agreement forthwith shall become void and there shall be no liability or further obligation under or in respect of this Agreement on the part of the Company, Parent, Subsidiary or their respective officers or directors, other than the last sentence of Section 6.5, Section 6.7, this Section 8.2 and Article IX, all of which shall survive, and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b) The Company agrees that a fee (a “Termination Fee”) shall be payable under certain circumstances following a termination of this Agreement, as follows:

(i) if this Agreement is terminated by the Company pursuant to Section 8.1(c)(i) the Termination Fee shall be payable immediately upon such termination, and

(ii) if this Agreement (x) is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and after the date of this Agreement and before the Shareholders’ Meeting an Acquisition Proposal by a third party has been publicly disclosed or announced and not subsequently withdrawn and within one year after the termination, the Company shall consummate a transaction or enter into a definitive agreement or agreement in principle for an Acquisition Proposal (replacing for this purpose, references to “25%” with “40%”) (an “Alternative Transaction”), (y) is terminated by Parent pursuant to Section 8.1(d)(i), or (z) is terminated by the Company or Parent pursuant to Section 8.1(b)(iii) and before the Shareholders’ Meeting the Company’s Board of Directors shall have made a Company Adverse Recommendation Change, then the Company shall pay the Termination Fee, in the case referred to in clause (x), at the earlier of consummation of the Alternative Transaction and the Company entering into a definitive agreement or an agreement in principle providing for an Alternative Transaction, or, in the cases referred to in each of clause (y) and clause (z), upon termination of this Agreement by Parent.

(c) The amount of the Termination Fee shall be $180,000,000.

(d) The Termination Fee shall be paid as directed by Parent by wire transfer of immediately available funds promptly, but in no event later than two business days, after it first becomes due.

(e) The Company and Parent acknowledge and agree that the agreements contained in Section 8.2 (b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to Section 8.2(b), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Amendment. This Agreement may not be amended except by action authorized by the respective Boards of Directors of Parent and the Company and taken before or after the Company Shareholders’ Approval is obtained and prior to the time of the Merger Filing; provided, however, that after the Company Shareholders’ Approval is obtained, this Agreement may not be amended to (i) change the amount or kind of consideration to be received by the holders of Company Common Stock upon conversion of their shares pursuant to the terms of this Agreement; (ii) change the articles of organization of the Surviving Corporation, except for changes permitted by Section 10.05 of the MBCA; or (iii) change any of the other terms or conditions of this Agreement if the change would adversely affect the holders of Company Common Stock in any material respect.

Section 9.2 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (c) waive compliance by the party with any of the agreements or conditions contained herein. Any agreement on the part of any party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 9.3 Non-Survival. None of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and after the Effective Time, none of the Company, Parent, Subsidiary or their respective officers or directors shall have any further obligation with respect thereto. None of the covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, nor any rights or obligations arising out of the breach of any such covenant or other agreement, shall survive the Effective Time except for those covenants or agreements that by their terms apply or are to be performed in whole or in part after the Effective Time, and except that this Article IX shall survive the Effective Time.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid return receipt requested; or (d) overnight delivery service. Notices shall be sent to the appropriate party at its address or facsimile number (or such other address or facsimile number for such party as shall be specified by such party by notice given hereunder):

If to Parent or Subsidiary, to:

Schneider Electric SA

43-45 bd Franklin Roosevelt

92500 Rueil-Malmaison

Facsimile:	+33 (0)1 41 29 71 97
Attention:	J.P. Salazar, Sr. VP, General Counsel

with a copy (which shall not constitute notice) to:

Schneider Electric – North American Operating Division

1415 South Roselle Road

Palatine, IL 60067-7399

Facsimile:	+1 847-925-7419
Attention:	Howard E. Japlon, Sr. VP, General Counsel

and with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue New York, NY 10019

Facsimile:	(212) 474-3700
Attention:	Alan Stephenson, Esq.
Mark Greene, Esq.

If to the Company, to:

American Power Conversion Corporation

132 Fairgrounds Road

West Kingston, Rhode Island 02892

Facsimile:	+1 (401) 788-2670

Attention: Jeffrey Giguere, Vice President & General Counsel

with a copy (which shall not constitute notice) to:

Clifford	Chance US LLP

31 West 52nd Street

New	York, New York 10019

Telephone:	(212) 878-8000
Facsimile:	(212) 878-8375
Attention:	John A. Healy

All such notices and other communications shall be deemed received (i) in the case of personal delivery, upon actual receipt by the addressee, (ii) in the case of overnight delivery, on the first business day following delivery to the overnight delivery service, (iii) in the case of mail, on the date of delivery indicated on the return receipt and (iv) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice has been transmitted without error. In the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above; however, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

Section 9.5 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS EXCEPT TO THE EXTENT THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS MANDATORILY APPLY TO THE MERGER.

Section 9.6 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and except as set forth in this Agreement, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement other than as contemplated by Section 6.8.

Section 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any Law or public policy, all other terms and provisions of this Agreement nevertheless shall remain in full force and effect.

Section 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.9 Interpretation; Certain Definitions. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (a) the words “herein,”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (b) the words “include,”, “includes,”, “including” or other similar terms are deemed to be followed by the words “without limitation” and are intended by the parties to be by way of example rather than limitation, (c) reference to any Article or Section means such Article or Section of this Agreement, (d) all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein, (e) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms, (f) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day, (g) the use of “or” is not intended to be exclusive unless expressly indicated otherwise, (h) ”ordinary course of business” (or similar terms) shall be deemed followed by “consistent with past practice”, (i) ”assets” shall include “rights”, including rights under contracts and (j) ”reasonable efforts” or similar terms shall not require the waiver of any rights under this Agreement. As used in this Agreement, (i) ”business day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York City, New York or Paris, France are permitted or required by Law or executive order to be closed for the conduct of regular banking business, (ii) except where the context otherwise requires, “person” means any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization or other entity and a government or any department, agency or subdivision thereof, including the permitted successors and assigns of such person and (iii) a “subsidiary” of any person means another person, at least a majority of the securities or other interests having the ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such person is directly or indirectly owned or controlled (x) by such first person, (y) by one or more of such first person’s subsidiaries, or (z) by such first person and one or more of its subsidiaries; provided that no person that is not directly or indirectly wholly owned by any other person shall be a subsidiary of such other person unless such other person controls, or has the right, power or ability to control, that person. No provision of this Agreement shall be interpreted or construed against any party solely because that party or its legal representative drafted the provision.

Section 9.10 Jurisdiction. Each of the Company, Parent and Subsidiary hereby irrevocably and unconditionally consents and agrees to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York (the “New York Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the New York Courts and agrees not to plead or claim in any New York Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that nothing in this Section 9.10 is intended to waive the right of any party to remove any such action or proceeding commenced in any such state court to an appropriate federal court that is a New York Court to the extent the basis for such removal exists under applicable Law.

Section 9.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 9.12 Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 9.12.

Section 9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 9.14 Entire Agreement. This Agreement (including the documents and instruments referred to herein), the Voting Agreement and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter of this Agreement. No representation, warranty, promise, inducement or statement of intention has been made by any party that is not embodied in this Agreement or such other documents, and none of the parties shall be bound by, or be liable for, any alleged representation, warranty, promise, inducement or statement of intention not embodied herein or therein.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Subsidiary and the Company have caused this Agreement to be signed by their respective officers as of the date first written above.

SCHNEIDER ELECTRIC SA

By:	/s/ Pierre Bouchut
Name:	Pierre Bouchut
Title:	CFO

TRIANON INC.

By:	/s/ Juan Pedro Salazar
Name:	Juan Pedro Salazar
Title:	President

AMERICAN POWER CONVERSION CORPORATION

By:	/s/ Robert Johnson
Name:	Robert Johnson
Title:	CEO

Signature Page to Merger Agreement

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